As filed with the Securities and Exchange Commission on June  8, 2011

Registration no. 333-173879 ________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1 AMENDMENT NO. 1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

PREMIER ALLIANCE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Nevada	20-0443575
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

4521 Sharon Road, Suite 300
Charlotte, North Carolina 28211
(704) 521-8077
(Address, including zip code, and telephone number, including area code, of Registrant’s executive offices)

Mark S. Elliott, President
Premier Alliance Group, Inc.
4521 Sharon Road, Suite 300
Charlotte, North Carolina 28211
(704) 521-8077
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael H. Freedman, Esq.
Law Offices of Michael H. Freedman, PLLC
394 White Birch Lane
Jericho, New York 11753
(516) 767-1697
(877) 315-1908 (Facsimile)

Approximate date of commencement of proposed sale to the public:
From time to time after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer o Accelerated filer o Non-accelerated filer o Smaller reporting company x

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $.001 par value	15,869,197	$1.01	$16,027,889	$1,861

(1)
Pursuant to Rule 416 under the Securities Act, the shares of common stock being registered hereunder include such indeterminate number of shares as may be issuable as a result of stock splits, stock dividends or similar transactions.

(2)
Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) under the Securities Act, based upon the higher of the price at which the warrants or options may be exercised and the last sale reported price of the common stock on April 29, 2011, as reported on the OTCBB.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the Selling Stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated June 8, 2011.

PREMIER ALLIANCE GROUP, INC.

15,869,197 Shares of Common Stock

The “Selling Stockholders” named in this prospectus are offering to sell up to an aggregate of 15,869,197 shares of Premier Alliance Group Inc.’s common stock as follows:

•
7,142,856 shares of common stock underlying 2,380,952 shares of 7% $2.10 Series C Convertible Preferred Stock, $0.001 par value per share (the “Series C Preferred Stock”), issued in a private placement to accredited investors (the “March Placement”);

•	7,142,856 shares of common stock underlying warrants issued to accredited investors in connection with the sale of Series C Preferred Stock (“Series C Warrants”);

•	1,074,285 shares of common stock underlying Series C Warrants issued to a placement agent and others in connection with the sale of Series C Preferred Stock;

•
180,000 shares of common stock underlying warrants issued in a private placement of “Units” to accredited investors, each Unit consisting of 80,000 shares of convertible preferred stock and 60,000 warrants (“Unit Warrants”);

•	19,200 shares of common stock underlying warrants issued to registered brokers in connection with the sale of Units (“Unit Agent Warrants”); and

•	310,000 shares of commons stock underlying warrants issued to certain consultants for services rendered (“Consulting Warrants”).

Although the Series C Warrants, Unit Warrants, Unit Agent Warrants, and Consulting Warrants may have different terms and conditions, each is exercisable into one share of our common stock at $0.77 per share; accordingly, we may at times refer to them in this prospectus collectively as the “Warrants”.

We will not receive any proceeds from the sale of these securities; however, we will receive a total of approximately $6,719,283 if all the Warrants are exercised in full.  Information on the Selling Stockholders and the times and manner in which they may offer and sell shares of our common stock under this prospectus is provided under “Selling Stockholders” and “Plan of Distribution.”

Shares of our common stock trade on the OTC Bulletin Board under the symbol “PIMO.OB”.  On April 29, 2011 the closing price of our common stock was $1.01 per share.

See “Risk Factors” beginning on Page 6 for the factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is June ___, 2011.

SUMMARY

Overview

Premier Alliance Group, Inc. is referred to in this prospectus as “Premier”, the “Company”, “we”, or “us”.  Our business consists of providing business consulting services to our clients. Much of our expertise is focused on core areas of business processes used throughout the corporate world including: project management, business analysis, business consulting, and strategic consulting.  Typical initiatives in which we provide expertise include compliance and regulatory, merger and acquisition, and business process reengineering efforts. A typical customer is an organization with complex business processes, large amounts of data to manage, and changing business requirements. You can learn more about our  business  from our website at www.premieralliance.com.  Our website and the information  contained therein, however, does not constitute a part of this prospectus.

The Offering

The shares of our common stock covered by this prospectus are being registered for resale by the Selling Stockholders, from time to time in transactions (which may include block transactions) on the OTC Bulletin Board (or other markets on which shares of our common stock are then traded), in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. None of the Selling Stockholders has entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares.

Selling Stockholders

The Selling Stockholders consist of (a) two accredited investors who acquired Series C Preferred Stock and Series C Warrants in the March Placement, (b) one placement agent that acquired Series C Warrants as commissions in the March Placement, and two registered brokers that acquired Series C Warrants for services rendered in the March Placement, (c) three accredited investors who acquired Unit Warrants in a private placement of Units (“Unit Placement”), (d) three registered brokers that acquired Unit Agent Warrants as commissions in the Unit Placement, and (e) two consultants who acquired Consulting Warrants for services rendered.  Although the Series C Warrants, Unit Warrants, Unit Agent Warrants, and Consulting Warrants may have different terms and conditions, each is exercisable into one share of our common stock at $0.77 per share; accordingly, we may at times refer to them in this prospectus collectively as the “Warrants”.

The specific transactions in which these shares were acquired are detailed in the Selling Stockholders section later in this prospectus.  We will receive none of the proceeds from the sale of shares by the Selling Stockholders.  However, if all of the Warrants covered hereby are exercised, Premier will receive aggregate proceeds of $6,719,283, all of which will be added to Premier’s working capital.

Corporate Information

We were incorporated on January 5, 2000 as Continuum Group C Inc. under the laws of the State of Nevada in accordance with a joint plan of reorganization for The Continuum Group, Inc. in U.S. Bankruptcy Court, Southern District of New York. The bankruptcy court entered an order on September 15, 1999 creating four separate entities, including Continuum Group C Inc.

Until November 5, 2004, we had no business operations and no revenues. On that date, we consummated the share exchange and merger contemplated by the share exchange agreement dated as of October 12, 2004, between our company, Premier Alliance Group, Inc., a North Carolina corporation ("North Carolina Premier"), and the shareholders of North Carolina Premier.  As a result, North Carolina Premier became our wholly owned subsidiary, and we changed our name to Premier Alliance Group, Inc.  Prior to this merger, management operated the Company as a separate organization. Our financial statements included in this prospectus for periods prior to the merger are those of North Carolina Premier.

 Our principal executive office is located at 4521 Sharon Road, Suite 300, Charlotte, North Carolina, 28211, telephone number (704) 521-8077.

FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements based on current expectations, assumptions, estimates and projections about us, and the industry in which we operate. We use words such as plans, believes, expects, future, intends and similar expressions to identify forward-looking statements. These forward-looking statements involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors more fully described elsewhere in this prospectus. We undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

RISK FACTORS

          The securities offered by the Selling Stockholders involve a high degree of risk and should only be purchased by persons who can afford to lose their entire investment. Prospective purchasers should carefully consider, among other things, the following risk factors and the other information in this prospectus, including our financial statements and the notes to those statements, prior to making an investment decision.

 Risks Related to Our Business and Industry

A decline in the price of, or demand for, any of our business consulting and solution services, would seriously harm our revenues and operating margins.

Our business consulting and business solutions accounted for substantially all of our revenues in 2009. We anticipate that revenues from our business consulting and solution services will continue to constitute substantially all of our revenues for the foreseeable future. Consequently, a decline in the price of, or demand for, business consulting and solution services would seriously harm our business.

Our revenues depend on a small number of large sales.  If any of these customers decide they will no longer use our services, our revenues will decrease and our financial performance will be severely impacted.

To date, we have received a significant portion of our revenues from large sales to a small number of customers. During 2010, our six largest customers, Duke Energy, Bank of America, GMAC Financial Services, SourceCorp, Wells Fargo, Charlotte Mecklenburg Board of Education together comprised approximately 61% of our total annual revenues.  Our operating results may be harmed if we are not able to complete one or more substantial sales to any large customers or we are unable to collect accounts receivable from any of our large customers in any future period.

Intense competition in our target market could impair our ability to grow and to achieve profitability.  If we do not grow, our competitive ability will be severely restricted, which would decrease our profitability.

Our competitors vary in size and in the scope and breadth of the products and services they offer. Our competitors include Deloitte, Comsys, North Highland, Accenture, CIBER as well as other national firms and a number of smaller regional firms. Many of our competitors have longer operating histories, substantially greater financial, technical, marketing, or other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Increased competition is likely to result in price reductions, reduced gross margins, and loss of market share, any one of which could seriously harm our business.

Our lengthy sales cycle could cause delays in revenue growth, which could make it more difficult to achieve our growth objectives.

The period between our initial contact with a potential customer and that customer’s purchase of our services is often long.  A customer’s decision to purchase our services involves a significant allocation of resources on our part, is influenced by a customer’s budgetary cycles, and in many instances involves a preferred-vendor process. To successfully sell our services, generally we must educate our potential customers regarding the uses and benefits of our services, which can require significant time and resources. Many of our potential customers are large enterprises that generally take longer to designate preferred vendors; our typical sales cycle in connection with becoming an approved vendor has been approximately six to 12 months. Delay or failure to complete sales in a particular quarter could reduce our revenues in that quarter, as well as subsequent quarters over which revenues for the sale would likely be recognized. If our sales cycle unexpectedly lengthens in general or for one or more large orders, it would adversely affect the timing of our revenues and our revenue growth. If we were to experience a delay of several weeks on a large order, it could harm our ability to meet our forecasts for a given quarter.

We may not be able to secure necessary funding in the future and may be forced to curtail our planned growth, which would slow or stop our ability to grow, increase revenues, and achieve profitability.

For our business to grow, we will require substantial working capital. We believe that our existing capital resources will be sufficient to meet our capital requirements for the next twelve months, but if our capital requirements increase materially from those currently planned, we may require additional financing sooner than anticipated. If we raise additional funds by issuing equity securities, the percentage of our company owned by our current shareholders would be reduced, and those equity securities may have rights that are senior to those of the holders of our currently outstanding securities. Additional financing may not be available when needed on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may be forced to curtail our planned growth, and we may be unable to develop or enhance our products and services, take advantage of future opportunities, or respond to competitive pressures.

There are risks associated with acquisitions.

An integral part of our growth strategy is evaluating and, from time to time, consummating acquisitions and strategic transactions. These transactions involve a number of risks and present financial, managerial and operational challenges, including: diversion of management’s attention from running our existing business; increased expenses, including legal, administrative and compensation expenses resulting from newly hired employees; increased costs to integrate personnel, customer base and business practices of the acquired company with our own; adverse effects on our reported operating results due to possible write-down of goodwill associated with acquisitions; and dilution to stockholders to the extent we issue securities in the transaction.

Our executive officers and directors will be able to exert control over us to the detriment of minority shareholders, which will limit our shareholders’ ability to influence the outcome of key decisions.

Our executive officers and directors collectively control approximately 76% of the shareholder vote of our company. As a result, if they act together they will be able to control our management and affairs and all matters requiring shareholder approval, including significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing any change in control of our company and might affect the market price of our common stock.

Miriam Blech and Isaac Blech have substantial control over our business, giving them the ability to exert control over us to the detriment of minority shareholders, which will limit our shareholders’ ability to influence the outcome of key decisions.

Miriam Blech currently owns 60% of our Series C Preferred Stock.  Isaac Blech, as sole trustee of a trust that owns our Series C Preferred Stock and warrants to purchase our common stock, currently owns 40% of our Series C Preferred Stock.  Together, Mr. Blech, as trustee, and Mrs. Blech currently control own 100% of our Series C Preferred Stock.  The holders of a majority of the shares of Series C Preferred Stock have the right to appoint four members and one observer to our Board of Directors.  In addition, the vote of a majority of the shares of the Series C Preferred Stock are required to approve, among other things, (i) any issuance by us of capital stock which is senior to or pari passu with the Series C Preferred Stock; (ii) any issuance of additional shares of preferred stock; (iii) any dividends or payments on outstanding securities; (iv) any liquidation or winding up activities of the company, (v) any change in control or change in the nature of the Company’s business, and (vi) any amendment to our articles of incorporation, by-laws or other governing documents that would result in an adverse change to the rights, preferences, or privileges of the Series C Preferred Stock.  Accordingly, Mr. And Mrs. Blech have substantial control over our business and may decide the outcome of matters submitted to our stockholders for approval, including mergers (other than strategic mergers), consolidations and the sale of all or substantially all of our assets, and can also prevent or cause a change in control. The interests of Mr. and Mrs. Blech may differ from the interests of our other stockholders. Third parties may be discouraged from making a tender offer or bid to acquire us because of this concentration of ownership.

Risks Related to Our Stock

The market for our common stock is limited.

Our common stock is thinly-traded and any recently reported sales price may not be a true market-based valuation of our common stock. There can be no assurance that an active market for our common stock will develop.  In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance.  Consequently, holders of shares of our common stock may not be able to liquidate their investment in our shares.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume on our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares of common stock at or above your purchase price, if at all. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common stock, or result in fluctuations in the price or trading volume of our common stock, include:

•	variations in our quarterly operating results;
•	failure to meet the market's earnings expectations;
•	publication of research reports about us or the investment management industry, or the failure of securities analysts to cover our common stock after this offering;
•	departures of our executive officers, directors or additions/departures of other key personnel;
•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
•	actions by stockholders;
•	changes in market valuations of similar companies;
•	actual or anticipated poor performance in our underlying investment strategies; changes or proposed changes in laws or regulation, or differing interpretations thereof,
•	affecting our business, or enforcement of these laws and regulations, or announcements relating to these matters;
•	adverse publicity about the investment management industry, generally, or individual scandals
•	specifically;
•	litigation and governmental investigations; and
•	general market and economic conditions.

Future sales of our common stock in the public market could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock by the Selling Stockholders, after completion of this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock may have on the market price of our common stock. Sales or distributions of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our common stock to decline.

Our preferred stock has liquidation preferences that may affect our common stock holders.

In the event of our dissolution, liquidation or change of control, the holders of our Series B preferred stock and Series C Preferred Stock will receive a liquidation preference in priority over the holders of common stock. A consolidation or merger, a sale of all or substantially all of our assets, and a sale of 50% or more of our common stock would be treated as a change of control for this purpose.  Therefore, it is possible that holders of common stock will not obtain any proceeds upon any such event.

The issuance of shares upon conversion of our preferred stock and exercise of outstanding warrants may cause immediate and substantial dilution to our existing stockholders.

The issuance of shares upon conversion of our preferred stock and exercise of warrants may result in substantial dilution to the interests of other stockholders since the selling stockholders may ultimately convert and sell the full amount issuable on conversion.

Anti-dilution provisions of the preferred stock could result in dilution of stockholders.

The conversion price of the Preferred Stock is subject to “full-ratchet” anti-dilution provisions for a period of 12 months following issuance, and weighted average anti-dilution thereafter, so that upon future issuances of our common stock or equivalents thereof, subject to specified exceptions, at a price below the conversion price of the Preferred Stock, the conversion price will be reduced, further diluting holders of our common stock.

Because we have less than 300 record holders of our common stock, we may elect at any time to terminate our reporting obligations under the Securities Exchange Act.  If we choose to do so, our stock price would likely decline.

Since we have less than 300 record holders of our common stock, we can suspend our reporting obligations under the Securities Exchange Act at any time by filing a Form 15 with the SEC.  If we were to terminate our reporting obligations, we would no longer be required to file periodic reports, including financial information, proxy solicitation materials, or other information with the SEC.  This action would cause our common stock to be de-listed from the OTC Bulletin Board, which would likely cause our stock price to decline.  If we choose not to periodically report, our ability to raise additional financing would likely be negatively impacted due to a lack of publicly available information about the Company.

Our common stock may be considered a “penny stock.”

The SEC has adopted regulations that generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions.  This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors hereunder to sell their shares.  In addition, since our common stock is traded on the OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of the stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.

There are risks associated with our stock trading on the OTC Bulletin Board rather than a national exchange.

There are significant consequences associated with our stock trading on the OTC Bulletin Board rather than a national exchange. The effects of not being able to list our securities on a national exchange include:

•	Limited release of the market prices of our securities;
•	Limited news coverage of us;
•	Limited interest by investors in our securities;
•	Volatility of our stock price due to low trading volume;
•	Increased difficulty in selling our securities in certain states due to “blue sky” restrictions;
•	Limited ability to issue additional securities or to secure financing.

We do not intend to pay cash dividends on our common stock. As a result, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never paid a cash dividend on our common stock, and we do not plan to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings to finance our operations and further expand and grow our business, including growth through acquisitions. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. We cannot assure you that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

USE OF PROCEEDS

The shares of our common stock offered by this prospectus are being registered for the account of the Selling Stockholders.  We will not receive any of the proceeds from the sale of these shares.  However, if all of the Warrants offered in this prospectus were exercised, we would receive proceeds of $6,719,283 in the aggregate, which we would use for additional working capital.

DETERMINATION OF OFFERING PRICE

The Selling Stockholders will determine at what price they may sell the shares of common stock offered by this prospectus, and such sales may be made at prevailing market prices, or at privately negotiated prices.

MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK AND
RELATED STOCKHOLDER MATTERS

Market information.   Our common stock is traded on the OTC Bulletin Board (‘‘OTCBB’’) under the symbol ‘‘PIMO’’ The following table sets forth the range of high and low bid prices for our common stock for each of the periods indicated as reported by the OTCBB.  These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

PIMO – Fiscal Year Ending December 31, 2011	High $	Low $
Quarter Ended
March 31, 2011	1.02	0.70

PIMO – Fiscal Year Ending December 31, 2010	High $	Low $
Quarter Ended
March 31, 2010	1.01	0.66
June 30, 2010	1.00	0.65
September 30, 2010	1.00	0.70
December 31, 2010	1.00	0.52

PIMO – Fiscal Year Ending December 31, 2010	High $	Low $
Quarter Ended
March 31, 2009	0.46	0.15
June 30, 2009	0.65	0.30
September 30, 2009	1.01	0.55
December 31, 2009	1.01	0.70

We consider our common stock to be thinly traded and, accordingly, reported sales prices or quotations may not be a true market-based valuation of our common stock.

Holders.   As of December 31, 2010, there were 164 record holders of our common stock. We believe there are more owners of our common stock whose shares are held by nominees or in street name.

Dividends.   Holders of our common stock are entitled to receive dividends, as and when declared by our Board of Directors, out of funds legally available therefore, subject to the dividend and liquidation rights of preferred stock issued and outstanding. We have never declared or paid any dividends on our common stock, nor do we anticipate paying any cash dividends on our common stock in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain information contained in this Form S-1 includes forward-looking statements that reflect the Company’s current views with respect to future events and financial performance. Certain factors, such as unanticipated technological difficulties, changes in domestic and foreign economic, market and regulatory conditions, the inherent uncertainty of financial estimates and projections, and other considerations described as “Risk Factors” in this Form S-1 could cause actual results to differ materially from those in the forward-looking statements. We assume no obligation to update the matters discussed in this report.

The following discussion should be read in conjunction with our financial statements and the related notes included in this Form S-1.

Results of Operations

March 31, 2011 as Compared to March 31, 2010

Net revenue for the three months ended March 31, 2011 was $4,833,000, an increase of 68.10%, compared to $2,875,000 for the same period in 2010.  An increase in revenues for this period, attributed to the ISG and Q5 acquisitions accounts for $1,754,983 of the overall revenue.

Cost of revenues, defined as all costs for billable staff, were $3,687,000 or 76.28% of revenue for the three months ended Mach 31, 2011, as compared to $2,277,000 or 79.1% of revenue for the same period in 2010. The increase in cost of revenues as a percentage of revenue for this period is primarily a result of 1) client projects being adjusted or deferred from 1st quarter to 2nd quarter in our Charlotte and Kansas City offices and 2) an under utilization of resources in our San Diego office related to a drop in business.

General and administrative (G&A) expenses were $1,407,000 or 29.1% of revenue for the three months ended in Mach 31, 2011, as compared to $612,000 or 21.3% for the same period in 2010.  Most of the key G&A expense items including rent, professional services (legal, accounting, consulting), telecommunication, business insurance, benefits, and travel were managed effectively and increases were primarily offset by decreases within these categories.  The overall increase expense in G&A was mainly attributed to an increase in overhead from the ISG and Q5 acquisitions.

Operating income for the three months ended in Mach 31, 2011, was a loss of $260,194 as compared to a loss of $13,958 for the same period in 2010.  The operating loss for the period included one time expenses related to funding and M&A activity that totaled approximately $232,000.

Other income and expense consisted of net income of $347,237 for the three months ended in March 31, 2011, compared to net income of $9,000 for the same period in 2010.  The net income is primarily attributable to four items: 1) derivative income related to fair value of warrants issued of $399,327, 2) debt expense recorded for convertible debenture, related to funding, of $58,355, 3) an increase in value of life insurance policies based on market fluctuation of $18,373, and 4) interest expense of $15,402.

The effective income tax expense for the first three months of 2011 is 41% compared to an effective income tax credit of 222% for the same period in 2010. The change in rate is a direct result of permanent differences of officer’s life insurance.

Three months ended in March 31, 2011 resulted in net income of $51,451 compared with net income of $6,048 for the same period in 2010.  The earnings per share is impacted by a deemed dividend that is recorded as a non cash charge item, however this creates a loss per basic and diluted share of ($0.21) for the period ending March 31, 2011 compared to $.00 per basic and diluted share for the same period in 2010.

Dividend

No dividend for common stock has been declared as of March 31, 2011, and the Company does not anticipate declaring dividends in the future.

2010 As Compared to 2009

In 2010, we recorded revenue of $17.1 million, an increase of 83.8% when compared to 2009 revenue of $9.3 million. We attribute this increase to 2 items, 1) the addition of revenue from the 3 acquisitions completed in October 2009, April 2010 and September 2010 and 2) continued progress made in transitioning to more business consulting initiatives versus pure technology focused efforts.  The business consulting work we have focused on includes governance/compliance/regulatory and business process/reengineering efforts.  This work has been less impacted from economic downturn allowing us to avoid the significant drops in revenue that affected pure technology consulting companies.  The legacy business without the acquisitions grew 19.5% from 2009 to 2010.

Cost of goods, defined as all costs for billable staff, were $12.9 million or 75.8% of revenue in 2010 as compared to $6.9 million or 74.2% of revenue in 2009. Major components making up Cost of goods are wages, subcontract labor, payroll taxes, and benefit costs.

General and administrative (G&A) expenses were $3.9 million or 22.7% of revenue in 2010 as compared to $2.1 million or 22.7% of revenue in 2009. We were able to effectively manage the overall key G&A expense items to offset any increases; such as overhead benefit costs, legal, accounting, other professional services, rent, travel, business insurance and network/phone expenses.  The items that had significant increases in 2010 were all tied to M&A activity (increases in professional services for legal, accounting, M&A, and funding, non billable travel, public relations and investor relations) and a non cash charge of $163,842 for stock option grants in 2010.

Operating income was $245,955 or 1.4% of revenue in 2010 as compared to $295,006 or 3.1% of revenue in 2009.  Adding back M&A related expenses totaling $397,000 would provide an adjusted operating income of $643,000 or 3.8%.

Other income and expense consisted of net expense of $19,268 in 2010 compared to net income of $71,757 in 2009. The net expense in 2010 is primarily attributable to four items, 1) debt expense recorded for convertible debenture, related to funding, of $12,735, 2) an increase in value of life insurance policies based on market fluctuation of $37,371 3) interest expense of $55,869, and 4) Derivative income related to fair value of warrants issued.

Income taxes for 2010 resulted in an effective tax rate of 34.3%, compared to 31.4% in 2009.

In 2010 our Net loss was $124,754, or ($.02) per diluted share as compared to 2009 with net income of $251,588, or $.04 per diluted share.  The Net Loss includes a non cash charge (deemed dividend) of $273,663 related to the preferred stock containing an embedded beneficial conversion feature.

2009 As Compared to 2008

In 2009, we recorded revenue of $9.3 million, an increase of 3.4% when compared to 2008 revenue of $9.0 million. We attribute this slight increase to 2 items, 1) the addition of revenue from the PeopleSource acquisition completed in October and 2) progress made in transitioning to more business consulting initiatives versus pure technology focused efforts.  The business consulting work we have focused on includes compliance/regulatory, M&A, and business process/engineering efforts.  This work has been less impacted from economic downturn allowing us to avoid the significant drops in revenue that affected pure technology consulting companies.

Cost of goods, defined as all costs for billable staff, were $6.9 million or 74.2% of revenue in 2009 as compared to $6.5 million or 72.2% of revenue in 2008. Major components making up Cost of goods are wages, subcontract labor, payroll taxes, and benefit costs.General and administrative (G&A) expenses were $2.1 million or 22.6% of revenue in 2009 as compared to $2.3 million or 25.6% of revenue in 2008. We were able to effectively manage the overall key G&A expense items to offset any increases; such as overhead benefit costs, legal, accounting, other professional services, rent, travel, business insurance and network/phone expenses.  The decrease in dollars for G&A is attributed to two main cost categories from 2008, we had higher overhead wages as we had more overhead personnel in 2008 as well as we had a non cash charge of $50,700 for stock option grants in 2008.

Operating income was $295,006 or 3.1% of revenue in 2009 as compared to $223,662 or 2.5% of revenue in 2008.

Other income and expense consisted of net income of $71,757 in 2009 compared to a net expense of $1,490,821in 2008. The net expense in 2008 is primarily attributable to three items, 1) a one time impairment of goodwill relating to the merger in 1999 of SDS of $1,179,464, 2) decline in value of life insurance policies based on market fluctuation of $276,787 and 3) interest expense of $35,411.

Income taxes for 2009 resulted in an effective tax rate of 31.4%, compared to 5.9% in 2008.

In 2009 our Net income was $251,588, or $.04 per diluted share as compared to 2008 with a net loss of $1,341,653, or ($.23) per diluted share.  This Net loss includes a one time charge of $1,179,464 for goodwill impairment.

Critical Accounting Policies

Revenue Recognition

The Company follows the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104 for revenue recognition.  In general, the Company records revenue when persuasive evidence of any agreement exists, services have been rendered, and collectability is reasonably assured, therefore, revenue is recognized when the Company invoices customers for completed services at contracted rates and terms.

Other Income

The most significant changes in other income were in the following areas.

In 2001 North Carolina Premier purchased variable life insurance policies for its shareholders. In 2010 no premiums were paid, income of $37,371 was recorded as a result of the cash surrender value exceeding premiums, the cash surrender value equaled $407,403 on December 31, 2010.  In 2009 no premiums were paid, income of $76,274 was recorded as a result of the increase in cash surrender value, the cash surrender value equaled $370,032.

Net interest expense increased $55,141 from $12,232 in 2009 to $67,373 in 2010.

Marketable securities are accounted for as trading securities and are stated at market value with unrealized gains and losses accounted for in net income before income taxes.  In 2010 marketable securities were a gain of $828, as compared to a gain of $12,522 in 2009.

Income Taxes

Income taxes for 2010 resulted in an effective tax rate of 34.3%, compared to 31.4% in 2009.

Property and Equipment

Furniture, fixtures, and equipment are stated at cost. We provide for depreciation on a straight-line basis over estimated useful life of five years (for computer equipment) and seven years (for furniture and fixtures).

Business Combinations and Goodwill

In 1999 the company merged Software Data Services into North Carolina Premier. The client base represented the most substantial asset acquired during the merger.  An annual analysis of clients acquired and the annual billing are factors used to determine goodwill and impairment. The percentage of retained client billings (which remains significant) to the overall billing of the company and then compared to the value factor of the company.  The value factor was calculated using the most recent share price as quoted on the OTC and the percentage of ownership represented by those shares to extrapolate a fair market value for the company as a whole.  Based on these calculations, the value of the client base acquired and retained to that of the company as a whole are significantly higher then the value reported on the books and therefore no impairment has been recorded.

Purchased goodwill in the amount of $2,718,385 was being amortized over 15 years until December 31, 2001. Accumulated amortization at December 31, 2001 was $487,101. North Carolina Premier adopted SFAS No. 142 effective January 1, 2002. SFAS No. 142 requires that all goodwill and indefinite life intangibles no longer be amortized. Goodwill must be evaluated for impairment on an annual basis. In accordance with SFAS No. 142, an annual impairment test is performed under which the estimated fair value of goodwill is compared with its carrying value. On December 31, 2008 we recorded a non-cash goodwill impairment charge in the amount of $1,179,464.  This included a tax benefit of $27,000 for the impairment of tax deductible goodwill of $72,000.   No goodwill impairment was recognized in 2009.   We have completed our annual impairment evaluation for the year ended December 31, 2010, and have concluded that there is no goodwill impairment loss to be recognized.  As of December 31, 2010 and December 31, 2009 we have goodwill of $2,894,075 and $1,450,578.

In September 2004, North Carolina Premier invested in Critical Analytics Inc, a company that is developing a unique trading platform for analysts, traders, and investors. The venture combines our software development and support strengths with the architectural and industry specific business knowledge of Critical Analytics. We own 350,000 shares of stock representing approximately a 35% ownership interest in Critical Analytics. We use the equity method for recording earnings and losses. We recorded a loss on this investment of $12,670 for 2010 as compared to a loss of $9, 607 for 2009.
In October 2009, Premier completed an Asset Purchase of Peoplesource Inc.   The client base and goodwill represented the most substantial assets acquired during the purchase.  An annual analysis of clients acquired and the annual billing are factors used to determine goodwill and impairment. No impairment has been recorded as of December 31, 2010.

In April 2010, Premier completed an Asset Purchase of Intronic Solutions Group LLC.   The client base and goodwill represented the most substantial assets acquired during the purchase.  An annual analysis of clients acquired and the annual billing are factors used to determine goodwill and impairment. No impairment has been recorded as of December 31, 2010.

In August 2010, Premier completed a Merger with Q5Group Inc. and purchased all the shares of stock of Q5Group. The purchase included fixed assets in the amount of $25,562, other tangible assets of $407,693, net liabilities of $151,430, goodwill in the amount of $731,497 which included stock options which were valued at $67,800 using the black scholes method of valuation, intangibles in the amount of $100,000, non competition allocation of $57,500, and sign on bonuses of $57,500. The client base and goodwill represented the most substantial assets acquired during the purchase.  An annual analysis of clients acquired and the annual billing are factors used to determine goodwill and impairment. No impairment has been recorded as of December 31, 2010.

We own one unit of ownership (representing 3% of the entire ownership interest) in Sharon Road Properties LLC, the entity that owns the property where our offices are located. We purchased that unit for $100,000. We recognize income as we receive distributions.

Executive Compensation Agreements

We have executive compensation agreements with 3 original executives of Premier. We own three separate life insurance policies (Flexible Premium Multifunded Life), each with a face amount of $3,000,000. We pay all scheduled monthly premiums and retain all interests in each policy. If an insured employee were to die, we would pay the employee’s designated beneficiary an annual survivor’s benefit of $300,000 per year for 10 consecutive years after the employee’s death.

Stock Option Plan

We account for stock-based compensation using the provisions of SFAS 123(R).  SFAS 123(R) requires companies to recognize the fair value of stock-based compensation expense in the financial statements based on the grant date fair value of the options. We have only awarded stock options since May 2008. We measure the fair value of restricted shares based upon the closing market price of our common stock on the date of grant. Restricted stock awards that vest in accordance with service conditions are amortized over their applicable vesting period using the straight-line method. The fair value of our stock option awards or modifications is estimated at the date of grant using the Black-Scholes option pricing model.

The Black-Scholes valuation calculation requires us to estimate key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. Due to the limited trading history of our common stock, expected stock price volatility for stock option grants prior to 2008 is based on an analysis of the actual realized historical volatility of our common stock. The expected volatility assumption for stock option grants or modifications during 2008 was based on actual historical volatility of our common stock from the period after our initial trading date on January 31, 2007 through May 2008.  The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends on our common stock, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield. If our actual experience differs significantly from the assumptions used to compute our stock-based compensation cost, or if different assumptions had been used, we may have recorded too much or too little stock-based compensation cost.

On May 16, 2008, 600,000 non-statutory stock options were granted to three officers and directors and no vesting was involved.  The options have an exercise price of $0.75 per share and expire on May 16, 2018.  The estimated fair value of the options of $50,700 was calculated using the Black-Scholes option valuation method with the following assumptions: a risk free interest rate of 4.57 percent, an estimated volatility of 5.32 percent and no dividend yield.

On June 1, 2010, 325,000 incentive stock options were granted to five employees and the options vest over one to four years.  The options have an exercise price of $1.00 per share and expire on June 1, 2020.  Compensation expense related to these options will be recognized as vested totaling $20,138 in 2011, $12,083 in 2012, $12.083 in 2013, and $8,054 in 2014. The Compensation expense totaling $52,358 was calculated using the Black-Scholes option valuation method with the following assumptions: a risk free interest rate of 4.03 percent, an estimated volatility of 8.5 percent and no dividend yield.

On September 1, 2010, the Board granted an aggregate of 250,000 incentive stock options to four Q5Group shareholders as part of the merger agreement.  The options had no vesting schedule, are exercisable at $1.00 per share and expire on September 1, 2020. The estimated fair value of the options of $67,800 was calculated using the Black-Scholes option valuation method with the following assumptions: a risk free interest rate of 3.35 percent, an estimated volatility of 9.2 percent and no dividend yield. In addition, 25,000 incentive stock options were also granted to the president of Q5Group.  These options vest after 1 year and are exercisable at $1.00 per share and expire on September 1, 2020.  The estimated fair value of the options using the Black-Scholes option valuation method and assumptions above was $6,780, which will be recorded as compensation expense.

On December 1, 2010, 225,000 incentive stock options were granted to three executives for personal guarantees of the company line of credit, and no vesting was involved.  The options have an exercise price of $1.00 per share and expire on December 1, 2020.  The Stock option expense totaling $19,643 was calculated using the Black-Scholes option valuation method with the following assumptions: a risk free interest rate of 3.95 percent, an estimated volatility of 8.5 percent and no dividend yield.

On December 31, 2010, 100,000 incentive stock options were granted to one executive and no vesting was involved.  The options have an exercise price of $1.00 per share and expire on December 1, 2020.  The compensation expense totaling $14,780 was calculated using the Black-Scholes option valuation method with the following assumptions: a risk free interest rate of 4.13 percent, an estimated volatility of 8.6 percent and no dividend yield.

On April 30, 2010 the Board granted an aggregate of 150,000 warrants to consultants.  The warrants are exercisable at $0.77, and expire on April 30, 2015.  The estimated fair value of the options of $40,920 was calculated using the Black-Scholes option valuation method with the following assumptions: a risk free interest rate of 4.36 percent, an estimated volatility of 8.9 percent and no dividend yield.

On December 1, 2010 the Board granted an aggregate of 70,000 warrants to a consultant.  The warrants are exercisable at $1.00, and expire on December 1, 2015.  The estimated fair value of the options of $1,134 was calculated using the Black-Scholes option valuation method with the following assumptions: a risk free interest rate of 3.95 percent, an estimated volatility of 8.5 percent and no dividend yield.

Employee Benefit Plan

We have a 401(k) plan that covers substantially all employees. Plan participants can make voluntary contributions of up to 15% of compensation, subject to certain limitations, and we match a portion of employee contributions. Total contributions to the plan for the years ended December 31, 2010 and 2009 were approximately $26,600 and $10,253 respectively, not including forfeitures that are applied to the contributions by the company.

Financial Condition and Liquidity

As of March 31, 2011, we had cash and cash equivalents of $4,091,653 representing an increase of $4,082,653 from March 31, 2010. Net working capital at March 31, 2011, was $3,885,389, as compared to $120,499 on March 31, 2010. Current assets at March 31, 2011, were $7,073,406.  We had long-term debt of $19,362.  Shareholders’ equity as of March 31, 2011, was $7,962,029 which represented 70% of total assets.

During the three months ended March 31, 2011, the net cash used by operating activities was $43,000 and was primarily a result of increases in income taxes receivable of $95,000, accounts receivable of $24,000, cash surrender value of officers’ life insurance of $18,000, and income from change in value of derivatives of $399,000 offset by increases in accounts payable and accrued expenses of $166,000, issuance of stock warrants for services of $44,000, tax deferred assets of $122,000, a decrease in prepaid expenses of $26,000, with depreciation and amortization expense of $86,000.

Cash flows from investing activities used $64,000 and were primarily a result of upfront cash of $60,000 for the purchase of business from an individual and purchase of fixed assets for $4,000.

Financing activities provided $3,794,000 of cash for the three months ended March 31, 2011. Of that increase, $4,200,000 was the net result of shares of Series C Preferred Stock sold. This was offset by the repayment of our revolving line of credit of $339,000, payment of $35,000 toward principal of the convertible debentures, and payment of $3,000 toward capital lease obligations.

As of December 31, 2010, we had cash and cash equivalents of $404,588, a change of $404,588 from the prior year.  We continue to use our revolving Line of Credit to fund operations and increased our end of year balance by $128,000 over the prior year balance.  Net working capital at December 31, 2010, was $632,050, representing a increase of $509,985.  Non current liabilities of $141,177 is made up of long term debt of $22,177 related to the purchase of equipment and the balance made up of deferred tax liability.  Shareholders’ equity as of December 31, 2010, was $4,613,674, which represented 66% of total assets.

During the year ended December 31, 2010, the net cash used by operating activities was $157,233 and was primarily attributable to increases in accounts receivable of $795,000, prepaid expenses of $13,000, decreases in income taxes payable of $52,000 and income from change in value of derivatives of $15,000 offset by depreciation of $78,000, the issuance of stock warrants and stock options of $76,000, increases in tax deferred assets of $39,000, accounts payable of $388,000 and loss in equity-method investee of $12,000.

Cash flows from investing activities used $556,000. Of that decrease, $217,000 was for the purchase of Q5 Group, $300,000 was for the purchase of Intronic Solutions Group, and $39,000 for the purchase of equipment.

Financing activities provided $1,118,158 of cash in 2010.  Of that increase, $128,000 was due to advances on our revolving line of credit, $840,000 was from the issuance of Class B Preferred Stock, $284,000 was from the issuance of convertible debentures, $104,000 was for additional payments due to People Source Inc. and the capital lease obligation of purchase of equipment. We borrow or repay the revolving debt as needed based upon our working capital obligation.

We believe that internally generated funds, current cash on hand, and available borrowings under our revolving credit line will be adequate to meet foreseeable liquidity needs for the next 12 months.

Because of the nature of our business, we are able to monitor variable expenses tied to our revenue generation and we are able to manage and adjust our fixed costs based on overall profitability.
 The following table represents the company’s most liquid assets:
	2010	2009
Cash and cash equivalents	$559,711	$0
Marketable securities	31,748	30,918
Officers life insurance cash surrender value	407,403	370,032
Investment in cost method investee	100,000	100,000
	1,098,862	500,950

The company manages cash and liquid investments in order to internally fund operating needs.  The company plans to use its available resources including any borrowing under its line of credit to invest in its operations.

The company has entered into a loan agreement for a line of credit with a financial institution which provides credit to 75% of accounts receivable aged less than 90 days up to $1,500,000. Borrowings under the agreement bear interest at the LIBOR rate plus 2.75 percent with a 4% floor, payable monthly.  Management believes cash flows generated from operations, along with current cash and investments as well as borrowing capacity under the line of credit should be sufficient to finance capital requirements required by operations.  No additional requirements are anticipated. If new business opportunities do arise additional outside funding may be required.

Outlook

Major trends or issues that we must deal with involve the following:  1) consolidation of customer’s primary consulting lists and standardized pricing and 2) competitive nature of attracting knowledge based experts in our core areas of focus.

Customers are consolidating their primary consulting lists to much smaller numbers of approved firms to work with while at the same time attempting to standardize pricing and have all the approved firms involved in more opportunities within the customer.  The benefit of this is that in many cases, our pricing is being compared to large specialty and big 4 consulting firms, which is a competitive benefit for us based on our model.  This focus by clients however, is opening up much more competition for engagements that in the past might not have been pursued by many of the competitors that are thrust into the forum now.  We must continue to build our expertise to be competitive.  With the pace of current regulatory and business change, attracting the proper talent is a key to future opportunity.  Individuals that have experience or can mold their past experiences to current business times, especially as it relates to regulatory, compliance, or organizational effectiveness are in high demand by many firms.

Premier Alliance Group has addressed these issues from 3 perspectives.  First we have laid the foundation and made a shift of our core services from a pure technology focus to a complete business consulting focus.  This shift has allowed us to reposition ourselves with our customers, promote our capabilities and Knowledge Based Expertise and increase our visibility with our customers, moving us to a value add provider for our customers.  Secondly we have structured our organization with a Professional Services and Consulting division that work collaboratively.  This allows us to promote the benefits of a focused professional service firm with the advantages of a consulting arm, which is a benefit to our customers and our employees.  Lastly, we have changed our talent acquisition processes to have a more focused approach to effectively identify, source, and qualify the KBE resources, create a pool of talent we can network and utilize, and ensure we are positioned for growth by building practice areas within the company.

Our top priority is to broaden the range of services we offer by building “areas of business expertise and knowledge” and at the same time build a more geographically diverse client base. We believe that achieving this goal will require a combination of merger activity and organic growth. This will in part depend on continued improvement in the U.S. business market.

In 2010, the Company completed two acquisitions with firms based in Kansas City, MO and San Diego, CA.  These transactions contributed to a broader customer base crossing additional industries (engineering, technology, life sciences), better geographic coverage, added to our professional services strengths (GRC and F&A) and added more capabilities on the business development and fulfillment ends.  Back office operations were successfully integrated 100% within 60 days from the transaction date with the rest of processes and roles integrated successfully by the end of December.

Contractual Obligations

As of December 31, 2010, our contractual obligations consisted of the following lease and contractual obligations:

2011	$347,889
2012	$170,263

The leases cover office premises and leased vehicles.  Of these leases a total of $58,396 is allocated for vehicle leases and $432,145 is for office premises. Non-cancellable contracts with talent acquisition engines or search firms account for $26,856 of the obligations.

We have a loan agreement for a line of credit with a financial institution that provides us with a maximum credit line of $1,500,000. The line of credit is due on demand. We may only borrow up to 75% of accounts receivable aged at 90 days or less. Borrowings under the agreement bear interest at the LIBOR rate plus 2.75%, payable monthly.  In addition, the loan is collateralized by substantially all our assets and personal guarantees by three members of the executive management team. Outstanding borrowings under the loan agreement were $339,000 and $211000 at December 31, 2010 and 2009, respectively.

Off-Balance-Sheet Arrangements

The Class A preferred stock accrues 8 percent per annum dividends on a stated “dividend value”.  “Dividend value” is the amount equal to $0.98 per share of Class A preferred stock outstanding.  The dividends began accruing June 1, 2004, and are cumulative.  No additional dividends were paid in 2008 as the obligation for this dividend ended July 1, 2007.  As of December 31, 2010, all shares of Class A Preferred Stock had been converted to common stock.

The Series B preferred stock accrues 7 percent per annum dividends on a stated “dividend value”.  “Dividend value” is the amount equal to $0.98 per share for each share of Series B preferred stock outstanding.  The dividends began accruing April 30, 2010, and are cumulative.  Dividends are payable annually in arrears.  At December 31, 2010, $44,427 ($.037 per preferred share) of dividends have accrued on these shares respectively.  However, they are unrecorded on the Company’s books until declared.

As of March 31, 2011, and during the prior three months then ended, there were no other transactions, agreements or other contractual arrangements to which an unconsolidated entity was a party under which we (1) had any direct or contingent obligation under a guarantee contract, derivative instrument, or variable interest in the unconsolidated entity, or (2) had a retained or contingent interest in assets transferred to the unconsolidated entity.

As of December 31, 2010, and during the prior year then ended, there were no transactions, agreements or other contractual arrangements to which an unconsolidated entity was a party under which we (1) had any direct or contingent obligation under a guarantee contract, derivative instrument, or variable interest in the unconsolidated entity, or (2) had a retained or contingent interest in assets transferred to the unconsolidated entity.

Preferred Stock

On June 7, 2004, North Carolina Premier issued 597,500 shares of Class A preferred stock in a private placement. The holders of shares of the Class A preferred stock were entitled to receive an 8% annual dividend until the earlier of (1) the third anniversary of the date of issuance or (2) automatic conversion of shares of Class A preferred stock into shares of common stock.  As of December 31, 2010, all shares of Class A preferred stock have been converted into common stock.  On January 11, 2011, the Company withdrew its designation of Class A preferred stock.

On April 30, 2010, the Company issued 520,000 shares of Series B preferred stock in a private placement (the “April Private Placement”).  The holders of shares of Series B preferred stock are entitled to receive a 7% annual dividend until the shares areconverted to common stock.  Attached with each Series B preferred stock was a warrant entitling the holder to purchase common stock at an exercise price of $0.77.  The warrants are immediately exercisable and have a term of five years. On May 24, 2010, the Company issued an additional 440,000 shares of Series B preferred stock pursuant to the April Private Placement. On December 6, 2010, the Company issued an additional 240,000 shares of Series B preferred stock pursuant to April Private Placement.

On March 3, 2011, the company issued 2,380,952 shares of Series C Preferred Stock in a private placement.  The holders of the Series C Preferred Stock are entitled to receive a 7% annual dividend until the shares are converted to common stock.  The Company also issued warrants to purchase 7,142,846 shares of common stock at an exercise price of $0.77.  The warrants are immediately exercisable and have a term of five years

Material Consulting Agreements

In August 2009, we engaged Equity Source Partners as consultants and financial advisors to act as the exclusive financial advisor to the Company for the purpose of pursuing proposed capital.  Fees related to any funding would include a cash fee equal to 8% of the gross proceeds received from the sale of securities and 5 year warrants to purchase a number of shares equal to 8% of the gross number of shares sold at each closing, or 8% of the number of shares of common stock the securities sold are convertible into in the event convertible debt or convertible preferred stock is sold.  This agreement is ongoing.

BUSINESS

Corporate Information

Premier Alliance Group, Inc. was incorporated on January 5, 2000 as Continuum Group C Inc. under the laws of the State of Nevada (the “Company”).  Prior to November 5, 2004 and since inception, we had not engaged in any business operations other than organizational activities; and other than issuing shares to our stockholders, we never commenced operational activities.  On that date, we consummated a share exchange agreement dated as of October 12, 2004, among the Company, Premier Alliance Group, Inc., a North Carolina corporation (“North Carolina Premier”), and the shareholders of North Carolina Premier.  As a result, North Carolina Premier merged with us and we changed our name to Premier Alliance Group, Inc.  Our financial statements included in this report for periods prior to the merger are those of North Carolina Premier.

Overview

From 1995 until it merged with us, North Carolina Premier was a provider of information technology consulting services to businesses, primarily throughout the Southeast. The customer base includes businesses in the education, financial, healthcare, insurance, manufacturing, professional service, retail, textile, transportation, and utility industries, as well as governmental agencies. Upon consummation of our share exchange with the shareholders of North Carolina Premier, we acquired North Carolina Premier’s business by acquiring North Carolina Premier itself; on merging North Carolina Premier into our company, we started conducting that business directly. Throughout the rest of “Description of Business,” the words “us,” “we,” and “our” refer to North Carolina Premier with respect to the period prior to the share exchange and refer to our company with respect to the subsequent period.

Our business consists of providing professional services (business and technology consulting focused services) to our customers. Our services began a transformation in 2005 from a pure technology focus to a business consulting focus which can encompass technology impact and effort.  Our consulting team provides deep business knowledge based expertise which helps our customers drive key initiatives forward.  Much of our expertise is focused on core areas of business processes used throughout the corporate world including: project management, business analysis, business consulting, and strategic consulting.  Typical initiatives in which we provide expertise include compliance and regulatory, merger and acquisition, and business process reengineering efforts.  With technology being such an integral part of business, many of our consultants possess solid knowledge and experience that encompasses technology and are typically well versed in the IT business-solution software development life cycle.

A typical customer is an organization with complex business processes, large amounts of data to manage, and changing business requirements.  We promote our services through our two delivery channels, our Professional Services and Consulting divisions.  These divisions operate as one from an accounting and overall management perspective; however they are differentiated from a marketing and customer presentation perspective only.  Management reviews and oversees the divisions as one combined entity, utilizes resources across both areas, and makes operational assessments and plans together.  In light of this,Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 131 “Business segments” does not require separate financial reporting and the two channels are consolidated in all financial report presentations.

Professional Services Division. This division provides Knowledge Based Expertise within focused areas of concentration. Our core areas of expertise in this group revolve around efforts in 1) Governance, Risk Management, and Compliance (GRC), 2) Business Performance & Technology (BP&T) and 3) Finance & Accounting (F&A).  Types of engagements within this realm include: 1) GRC efforts with enterprise risk management, control and governance frameworks, internal audit services, regulatory and compliance, 2) BP&T efforts with systems planning, organizational effectiveness, business process re-engineering, workflow analysis, and 3) F&A efforts with financial reporting and financial advisory services. Engagements are typically structured in a Statement of Work and can be billed on fixed fee / delivery based arrangements or on a time-and-materials basis for all work performed. We are focused on providing Knowledge Based Expertise (KBE) and because of the expertise involved and the complexity of a typical initiative, customers seeking such services from us typically engage us on strategic or high priority initiatives.  It is very common that we obtain contract extensions or work on additional efforts with our customers with our Professional Services division.

Consulting Division. This division handles advanced technologies and business solutions and provides expertise in project management, systems implementation and architecture, information management, business intelligence, business expertise, analysis, and engineering. Its focus is to service customers on a time and material or project basis. The work is typically performed at our customer’s facilities and is delivered at the direction of the customer.  Services provided by this group include helping customers assess their business needs and identifying the right technology or business solution, helping manage or implement methodologies, designing, architecting and constructing new systems and integrating them with the customer’s existing technology, assessing business workflow and process, and helping manage change.

Recent Acquisitions.  In October 2009, the Company completed an asset purchase of Peoplesource Inc, a Winston Salem, NC based organization.  In April 2010 the Company completed an asset purchase of Intronic Solutions Group LLC, a Kansas City, MO based organization.  In September 2010 the Company completed a merger with Q5Group, Inc, a San Diego based organization.  These transactions have all contributed to a broader customer base, added industry exposure, better geographic coverage, deeper professional services strengths, and more capabilities on the business development and fulfillment ends.  Back office operations were successfully integrated within 45 days of each transaction with the rest of processes and roles integrated successfully within 6 months of each transaction.  We are continually seeking to expand our base and coverage, and accordingly, may seek out future acquisitions and/or mergers to pursue this strategy.

Subsequent Developments.  On March 3, 2011, the Company closed an agreement to issue and sell to two accredited investors an aggregate of 2,380,952 shares of our newly designated 7% $2.10 Series C Preferred Stock and 7,142,856 warrants to purchase common stock.  The warrants are exercisable during the five-year period commencing on the date of issuance at $0.77 per share.  Based on the purchase price of $5,000,000, the Company received gross proceeds of $5,000,000, paid cash commissions totaling $650,000, and issued 714,285 Warrants, for net cash proceeds of $4,350,000.

Summary

Our focus is to provide subject matter expertise through our consulting team in a variety of ways that continue to help our clients navigate the changing business climate they must deal with.   Our approach is built 100% around our people - it is about knowledge, expertise and execution.   We have a focus on building our knowledge practices with talent in core areas we feel offer opportunity: compliance/regulatory, merger and acquisition, and business process reengineering/analysis.  Our recruiting and sales organization work with customers closely - a consultative approach - to understand the business direction, initiatives or issues they are dealing with.  It is our focus to then provide subject matter experts that can bring the expertise and knowledge to the client to allow for successful efforts.  If, as we expect, we continue to grow and attract specialized expertise in our focused areas of discipline, we will continue to be recognized as a value add partner for existing customers, add new customers, and will identify opportunities to provide additional value add services to our customers.

Our typical customers have historically been Fortune 500 companies (including AIG, Lincoln Financial Group, Duke Power, Bank of America, and Wells Fargo), and they continually seek expertise and knowledge in areas such as project management, business consulting, and business analysis.  With our recent acquisitions we are now better positioned and also successfully servicing the emerging business and mid market arena, especially as it relates to life sciences, biotech and technology focused companies.
In delivering our services, Premier Alliance Group has 5 key functional areas or groups that ensure delivery and support our Professional Services and Consulting divisions:

(a)  Talent Acquisition - sources and identifies the business and consulting staff we hire;
(b)  Business Development - works with our customers in a consultative approach to identify opportunities where we can assist and provide our services; (c)  Operations - provides the day to day support of the consulting staff in the field as well as all back office functions (HR, finance);
(d) Professional Services – our knowledge based experts, works with our customers on strategic and complex issues
(d)  Consultants – these are our knowledge based experts and professionals that deliver to our customers.

Talent Acquisition

Our success depends on our ability to hire and retain qualified employees. Our recruiting team contacts prospective employment candidates by telephone, through postings on the internet, and by means of our internal recruiting software and databases. For internet postings, we maintain our own web page at www.premieralliance.com and use other internet job-posting bulletin board services as well as professional and social networking sites. We use a sophisticated computer application as our central repository to track applicants’ information, manage skills verification, background checks, etc. and then match them with potential customer opportunities. We only hire candidates after they have gone through a rigorous qualification process involving multiple interviews and repeated screening.

Business Development

Our business development team is our primary interface with the customer, prior to delivery.  They develop and maintain business relationships by building knowledge on our client businesses, technical environments and strategic direction.  Our business development team uses the same central repository system as recruiting, this links recruiter information with customer information to manage our process efficiently and effectively.

Operations

Our operations team encompasses several core functions within the company (Human resources and Finance).  Encompassed in HR is our employee relations function, this provides primary support and service for our consultants on a daily basis, which is critical.  This support ensures regular interaction and information sharing leading to quality services, better retention, and successful delivery to our client.  Within HR we also have the standard human resource functions (benefit administration, payroll, background processing).  Finance provides all financial processing - billing, AP, AR, and SEC reporting.

Competition

The market for professional services is highly competitive. It is also highly fragmented, with many providers and no single competitor maintaining clear market leadership. Our competition varies by location, type of service provided, and the customer to whom services are provided. Our competitors fall into four categories: large national or international vendors; software vendors and suppliers of packaged software systems; small regional consulting firms, and internal technology staff at our customers and potential customers. As a professional service firm with a focus on providing business expertise and talent our customers can group us with IT staffing firms for procurement purposes.  We believe that to compete successfully, we must differentiate ourselves from the glut of technology “staffing” firms by providing expertise that encompass business and process knowledge first and technology capabilities second.  This approach is truly recognized as providing expertise and value to the customer and can have a very positive impact on our relationship with the customers as well as alter the procurement process (in a positive manner) that we engage with to service our customers.

When servicing our customers today, Premier typically signs master contracts for a one to three year period.  The contracts typically set rules of engagement and can include pricing guidelines.  The contracts manage the relationship and are not indicators of guaranteed work.  Individual contracts are put in place (under the master agreement) for each consultant assigned to the client site and cover logistics of length of contract and bill rate per hour for the particular assignment.  In most cases contracts can be terminated with a notice of 10 to 30 days.

Legal Proceedings

As of December 31, 2010, and as of the date of this filing, we are not a party to any pending or threatened legal proceeding.

Properties

Our practice is to lease commercial office space for all of our offices. Our headquarters are located in a modern four-story building in Charlotte, North Carolina. We lease approximately 5200 square feet of space at that location, under a lease that will expire in August 2012.

In addition we have offices in:

1.	Winston Salem, North Carolina - we lease approximately 2000 square feet, under a lease that will expire in December 2010.

2.	Kansas City, Missouri – we lease approximately 1400 square feet, under a lease that will expire in April 30, 2012.

3.	San Diego, California – we lease approximately 2175 square feet, under a lease that will expire in December 31, 2012

4.	Los Angeles, California – we lease approximately 1656 square feet, under a lease that will expire in March 31, 2012.

Most of these facilities serve as sales and support offices and vary in size, depending on the number of people employed at that office. Our lease terms vary from periods of less than a year to three years and generally have flexible renewal options. We believe that our existing facilities are adequate to meet our current needs.

MANAGEMENT
Directors and Executive Officers

The following table sets forth the name, age and position of each of our directors and executive officers.

Name	Age	Position
Mark S. Elliott	50	President, Director
Kevin J. Hasenfus	53	Executive Vice President, Director
Robert N. Yearwood	62	Executive Vice President, Director
Gregory C. Morris	50	Director
Stephen W. Yarbrough	52	Director
Patrick M. Kolenik	59	Director

Biographical Summaries

MARK S. ELLIOTT has been in the technology and consulting industry for more than 28 years. In that time, Mr. Elliott has worked with such Fortune 500 companies as JC Penney and First Union National Bank, as well as for a number of consulting organizations. He has held positions in a senior management capacity for the past 19 years. Mr. Elliott moved into the consulting arena as a regional specialist and eventually moved into management as a technical director for Contract Data Services (acquired by Vanstar and subsequently acquired by Inacom). This position, which he held for five years, involved all aspects of the business from staff management, business development and strategy, to managing the profitability of the branch. In this capacity he was a partner responsible for developing a branch into a top service provider throughout North and South Carolina while servicing Fortune 500 companies such as First Union, Bank of America, MCI, Royal and SunAlliance. Mr. Elliott was an original founder of Premier. He currently serves as President of Premier Alliance Group and is responsible for corporate direction, M&A activity, and strategic planning and execution.  Mr. Elliott has had financial reporting and processing accountabilities within Premier Alliance Group for over 10 years, is adept at analyzing and evaluating financial statements, understands internal controls over financial reporting and processing and has worked closely with external auditors, CPA’s and counsel over the past 10 years. Mr. Elliott has been employed by Premier since 1995.

KEVIN J. HASENFUS has 25 years of professional information-technology experience. He started his career as a programmer, systems analyst, and project manager at major energy and financial institutions. Subsequently he served as a product manager in the treasury management department of a large financial institution, where he was accountable for the strategic planning and implementation of the online banking system for large corporate customers. In 1990, he was named as a marketing director for a southeast-region information-technology services company and was responsible for all sales and marketing activity in a defined territory.  He was one of the founding partners of Old Premier (the predecessor to Premier) and operated as the Chairman until November 2004. He currently is an Executive Vice President in Premier Alliance Group.  Mr. Hasenfus received a Bachelor of Science degree from Virginia Tech. He was valedictorian of his class at Airco Computer Learning Center. He has held various positions in the Association of Systems Management, Goodwill Industries Computer Training Program for the Handicapped, and the United Way.   Mr. Hasenfus has been employed by Premier since 1995.

ROBERT N. YEARWOOD has been in the technology industry for more than 30 years. Mr. Yearwood served as president of Old Premier (the predecessor to Premier) from 1999 until November 2004. Prior to this, Mr. Yearwood was founder and president of Software Data Services, Inc. (“SDS”) from March 1988 until May 1999. In this capacity he grew the company from conception to approximately $9 million in annual sales. His responsibilities included sales, recruiting management, sales management, and directing overall business development efforts. Prior to forming SDS, Mr. Yearwood worked with three large regional consulting organizations in progressively responsible positions beginning with a sales position at Applied Management Systems (now known at CTG) to branch manager at Systems and Programming Consultants (now known as Compuware) and finally director of marketing at Metro Information Services (now known as Keane). Mr. Yearwood gained his initial technology experience by spending seven years in the field as a programmer and programmer/analyst.  .  Mr. Yearwood is currently an Executive Vice President in Premier Alliance Group.  Mr. Yearwood has been employed by Premier since 1999.

GREGORY C. MORRIS has worked in positions involving finance, investments, benefits and risk management for more than 25 years.  Mr. Morris is currently the Vice President, Human Resource Operations for Lance Inc. (a NASDAQ listed company with revenue over $760 million) and has been in that role since January 2010.  Prior to that he was the Senior Director over Benefits and Risk Management and had functioned in that role since April 2000.   Mr. Morris is responsible for all aspects of human resources, group benefits program, as well as the qualified and non-qualified retirement plans. The retirement plans have total assets of over $180 million.  He is responsible for the risk management program, which includes coverage for property, auto, general liability, workers compensation, employment practices, executive protection, and product recall.  Mr. Morris is the Chairman of the Risk Management Committee, which consists of members from the Human Resources and Finance Departments.  He also chairs the Business Continuity Plan Steering Committee that is responsible for the disaster recovery plan and emergency response plans for all manufacturing sites. He is a Member of the Corporate Mergers & Acquisitions team.  Mr. Morris has served on the board for the Second Harvest Food Bank since July 2001, has been an executive committee member and is currently Vice Chairman of that Board.  Mr. Morris currently serves as the Chairman on the audit committee for Premier Alliance Group.

STEPHEN W. YARBROUGH has a 30 year history working in positions involving all areas of securities trading and management with retail brokerage firms; equities and taxable fixed-income trading, trading desk management, institutional/dealer sales and management and management of trading desk personnel.  Mr. Yarbrough most recently served as Chief Executive Officer for First Ballantyne, a fixed-income securities broker/dealer and had been in that role since December 2002.  Mr. Yarbrough was a founder of the firm and led the effort to obtain FINRA approval and raise initial capital for First Ballantyne.  The firm focuses on position trading and market making in investment grade corporate bonds and mortgage-backed securities and manages in excess of $50 million of revenue.  Prior to this he was in senior management roles with Wachovia Securities, Interstate Johnson Lane, Advest, and Newhard, Cook and Co.  He has served as a board member for Newhard, Cook and Co. as well as on the executive committee of the Corporate Bond Division for The Bond Market Association.   Mr. Yarbrough has his Series 7, 8, 24, 53, and 55 licenses.

PATRICK M. KOLENIK has a 40 year history working in positions involving all areas of securities trading and management with retail brokerage firms; equities and management of trading desk personnel and investment banking.  Mr. Kolenik is currently the President of Cyndel and Company, an advisory consulting company and is also a General Partner in Huntington Laurel Partners, a hedge fund.  Prior to this he held a variety of roles at Sherwood Securities where he progressed to Chairman and CEO, as well as was President of WinCapital corporation, a full service brokerage firm.  He has served as a board member for Sherwood Securities, Paradigm Medical, and WinCapital Corporation.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee of our Board of Directors is charged with administering our executive compensation programs. The Compensation Committee evaluates the performance and, based on such evaluation, sets the compensation of our CEO/President and other executive officers and administers our equity compensation plans.

Executive Compensation Policy

The objectives of our executive compensation programs are to:

•
Attract, retain and motivate key executive personnel who possess the skills and qualities to perform successfully in the business and technology consulting industries and achieve our objective of maximizing stockholder value;

•	Closely align the interests of our executives with those of our stockholders;
•	Provide a total compensation opportunity that is competitive with our market for executive talent; and
•
Align our executives’ compensation to our Company’s operating performance with performance-based compensation that will provide actual compensation above the market median when the Company delivers strong financial performance and below the market median when performance is not strong.

While we compete for talent with companies across all industries and sectors, we primarily focus on professional services companies in the business and technology consulting industries.  While we often compete for talent outside this market, these companies define our market for compensation purposes. The Compensation Committee reviews data from these companies, along with other data as it deems appropriate, to determine market compensation levels from time to time and also can seek advice from outside compensation consultants.

Compensation Components

The Compensation Committee primarily uses a combination of base salary, discretionary bonuses and long-term incentive programs to compensate our executive officers. Each element aligns the interests of our executive officers with the interests of our stockholders by focusing on both our short-term and long-term performance.

Base Salaries. We are committed to retaining talented executives capable of diverse responsibilities and, as a result, believe base salaries for executives should be maintained at rates at or slightly ahead of market rates. The Compensation Committee assesses base salaries for each position, based on the value of the individual’s experience, performance and/or specific skill set, in the ordinary course of business, but generally not less than once each year as part of our budget determination process. Other than market adjustments that may be required from time to time, the Compensation Committee believes annual merit percentage increases for executives, if any, should generally not exceed, in any year, the average merit increase percentage earned by our non-executives. The base salaries received by the executive team have not been adjusted in fiscal 2010.

Discretionary Annual Bonuses. The Compensation Committee has the authority to award discretionary annual cash or share bonuses to our executive officers based on individual and Company performance. We believe these bonuses are an important tool in motivating and rewarding the performance of our executive officers. Performance-based cash incentive compensation is expected to be paid to our executive officers based on individual and/or overall performance standards.  No discretionary bonuses for the executive management team were issued in 2010.

Long-Term Incentives.  The Compensation Committee also believes that a portion of each executive’s annual total compensation should be a long-term incentive, both to align each executive with the interests of our stockholders and also to provide a retention incentive.  The Compensation Committee approved our 2008 Stock Incentive Plan in May 2008 and received shareholder approval in the 2009 (the “Plan”).   As of December 31, 2010, 1,150,000 stock options have been granted to executives under the Plan.  The Summary Compensation Table below details the stock options granted to executives under the Plan since 2009.

The following table sets forth the information as to compensation paid to or earned by our Chief Executive Officer and our two other most highly compensated executive officers during the fiscal years ended December 31, 2010 and 2009. These individuals are referred to in this proxy statement as our named executive officers.  As none of our named executive officers received any stock awards, non-equity incentive plan compensation, or nonqualified deferred compensation earnings during the fiscal years ended December 31, 2010 and 2009, we have omitted those columns from the table.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus($)	Option Awards (1)	Other Compensation (2)	Total Compensation
Mark S. Elliott President	2010	$180,000	0	75,000	$3,936	$183,396
	2009	$180,000	0	0	$3,936	$183,396

Robert. N Yearwood Exec Vice President	2010	$180,000	0	75,000	$10,800	$190,800
	2009	$180,000	0	0	$10,800	$190,800

Kevin J. Hasenfus Exec Vice President	2010	$180,000	0	75,000	$10,800	$190,800
	2009	$180,000	0	0	$10,800	$190,800

1)
Represents stock options granted to these executives in consideration for personal guarantees provided by the executives in connection with our bank line of credit.  These options were not considered compensation and have been disclosed herein solely for information purposes.

2)	The amount under “Other Compensation” represents a car allowance or allocations.

Director Compensation

We do not currently compensate our directors.  Whereas we may in the future compensate non-employee directors, we anticipate that we will not compensate employee directors for their services.

Employment Contracts

On September 1, 2010, the Company entered into a two-year employment agreement with Michael Rose, as part of the acquisition Q5Group, Inc.  The terms of the employment agreement provide for a $170,000 annual base salary.  Additionally, Mr. Rose received (a) $50,000 for confidentiality and non-compete provisions, and (b) 25,000 stock options under the Company’s 2008 Stock Incentive Plan, exercisable for a period of ten years at $1.00 per share.  Additional options and stock awards may be issued upon certain milestones and as determined by the Company’s Board of Directors.

DESCRIPTION OF BENEFIT PLANS

2008 Stock Incentive Plan

The following table provides information about the number of outstanding equity awards held by our named executive officers at December 31, 2010.  As of March 30, 2011, options to purchase 1,150,000 shares of our common stock were outstanding.

Outstanding Equity Awards at Fiscal Year-End

	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Mark Elliott	75,000 200,000			1.00 0.75	12/2020 5/2018
Kevin Hasenfus	75,000 200,000			1.00 0.75	12/2020 5/2018
Robert Yearwood	75,000 200,000			1.00 0.75	12/2020 5/2018
Graeme Booth	100,000 200,000			1.00 1.00	12/2020 6/2020
Michael Rose	25,000			1.00	9/2020

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of April 29, 2011, with respect to the beneficial ownership of our outstanding common and preferred stock by (i) each person known to own beneficially more than 5% of our each class of securities; (ii) each of our named executive officers and our directors; and (iii) all of our directors and executive officers as a group.

Unless otherwise indicated in the footnotes below, we believe the persons and entities named in the table have sole voting or investment power with respect to all shares owned. And unless otherwise indicated, the address of each person is care of Premier Alliance Group, Inc., 4521 Sharon Road, Suite 300, Charlotte, North Carolina 28211.

Name	Number of Shares of Common Stock Beneficially Owned (1)	Percent of Class	Number of Shares of Series C Preferred Stock Beneficially Owned	Percent of Class	Number of Shares of Series B Preferred Stock Beneficially Owned	Percent of Class
Mark S. Elliott (2)	926,016	11.2%	0	0	0	0
Robert N. Yearwood (2)	1,877,119	22.8%	0	0	0	0
Kevin J. Hasenfus (2)	1,567,031	19.0%	0	0	0	0
Gregory C. Morris	0	0	0	0	0	0
Stephen W. Yarbrough	0	0	0	0	0	0
Patrick Kolenik (3)	539,117	6.4%	0	0	0	0
Cary Sucoff (4)	564,375	6.6%	0	0	0	0

Richard C. Siskey (5)	1,051,944	13.1%	0	0	0	0
Vicki Morse	618,516	7.8%	0	0	0	0
Michael Rose (6)	425,000	5.3%	0	0	0	0
Miriam Blech (7)	8,571,427	51.8%	1,428,571	60%	0	0
River Charitable Remainder Unitrust f/b/o Isaac Blech (8)	5,714,285	41.8%	952,381	40%	0	0
Maxim Group, LLC (9)	714,285	8.2%	0	0	0	0
Philip Kolenik (10)	160,000	2%	0	0	160,000	13.3%
Jenco Business Advisors, Inc. (10)	140,000	1.7%	0	0	140,000	11.7%
Louis Eckley (10)	100,000	1.2%	0	0	100,000	8.3%
Equity Trust Company, dba Sterling Trust Custodian FBO David J. Mahoney IRA (10)	100,000	1.2%	0	0	100,000	8.3%
Rozsak Capital LLLP (10)	80,000	1%	0	0	80,000	6.7%
K&A Trust (10)	80,000	1%	0	0	80,000	6.7%
Matthew McFee (10)	80,000	1%	0	0	80,000	6.7%
Michael Burkhard & Teresa Hawkins (10)	60,000	*	0	0	60,000	5%
Equity Trust Company, dba Sterling Trust Custodian FBO Thomas W. Brake IRA (10)	60,000	*	0	0	60,000	5%
All directors and named officers as a group (8 persons)	19,759,370	82.5%	2,380,283	100%	0	0

* Less than 1%

(1)   For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock they have the right to acquire within 60 days of April 29, 2011.  When computing beneficial ownership percentages, shares of common stock that may be acquired within 60 days are considered outstanding for that holder only, not for any other holder.  The number and percentage of shares beneficially owned are based on 7,967,992 shares of common stock issued and outstanding as of April 29, 2010.

(2)   Includes 275,000 shares issuable upon exercise of stock options held each by Mark Elliott, Kevin Hasenfus, and Robert Yearwood.   The options were granted in May 2008 and December 2010.

(3)    Includes 340,000 shares issuable upon exercise of warrants.   The warrants were granted in April 2010 and March 2011 and expire in 5 years from issue.   Also includes 155,044 shares of common stock held by Huntington Laurel Partners LP of which Mr. Kolenik is a General Partner.  Mr. Kolenik shares investment and voting power of the Huntington Laurel Partners shares, and disclaims beneficial ownership to 77,522 of those shares.

(4)    Includes 506,440 shares issuable upon exercise of warrants.   The warrants were granted in April, June, and December of 2010 and March 2011 and expire in 5 years from issue.

(5)   Includes 70,000 shares issuable upon exercise of warrants.  The warrants were granted in December 2010 and expire in December 2015.

(6)   Includes 25,000 shares issuable upon exercise of stock options.  The options were granted in September 2010.

(7)   Represents (a) 1,428,571 shares of Series C Preferred Stock convertible into 4,285,713 shares of common stock, and (b) 4,285,714 shares of common stock issuable upon the exercise of warrants.  Does not include 952,381 shares of Series C Preferred Stock convertible into 2,857,143 shares of common stock and 2,857,142 shares of common issuable upon the exercise of warrants beneficially owned by River Charitable Remainder Unitrust f/b/o Isaac Blech (the “Trust”), of which Isaac Blech is the sole trustee.  Miriam Blech is Isaac Blech’s wife and a beneficiary under the Trust.  Mrs. Blech disclaims beneficial ownership of the shares held by the Trust, except to the extent of any pecuniary interest therein.

(8)   Represents (a) 952,381 shares of Series C Preferred Stock convertible into 2,857,143 shares of common stock, and (b) 2,857,142 shares of common stock issuable upon the exercise of warrants.  Does not include 1,428,571 shares of Series C Preferred Stock convertible into 4,285,713 shares of common stock and 4,285,714 shares of common issuable upon the exercise of warrants beneficially owned by Miriam Blech.  The sole trustee of the Trust is Isaac Blech, who has sole voting and dispositive power of the Trust.  The beneficiaries of the Trust are Miriam and Isaac Blech.  Mr. Blech disclaims beneficial ownership of the shares held by Mrs. Blech, except to the extent of the any pecuniary interest therein..

(9)   Represents shares of common stock issuable upon exercise of warrants.  The warrants were granted in March 2011 and expire in 5 years from issue.

(10)   Represents shares of common stock underlying Series B Preferred Stock convertible on a one-to-one basis.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our audit committee reviews any transaction in which we or any of our directors, nominees for director, executive officers or holders of more than 5% of our common stock or any of their immediate family members, is, was or is proposed to be a participant and the amount involved exceeds $120,000.  Our management is responsible for determining whether a transaction contains the characteristics described above requiring review by our board of directors.

Except as set forth in this proxy statement, none of our directors or executive officers and no holder of more than 5% of the outstanding shares of our common stock, and no member of the immediate family of any such director, officer or security holder, to our knowledge, had any material interest in any transaction during the fiscal year ended December 31, 2010, or in any currently proposed transaction, to which we were or are a party in which the amount involved exceeds $120,000.

SELLING STOCK HOLDERS

            The following table sets forth the information as to the ownership of our securities by the Selling Stockholders on April 29, 2011, at which time 7,967,992 shares of our common stock were outstanding.  Unless otherwise indicated, it is assumed that each Selling Stockholder listed below possesses sole voting and investment power with respect to the shares owned as of such date by the Selling Stockholder, including those issuable upon exercise of warrants or options.  Other than indicated below, none of the Selling Stockholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

            A person is deemed to be a beneficial owner of securities that can be acquired by such person within 60 days from the filing of this prospectus upon the exercise of options and warrants or conversion of convertible securities.  Each selling stockholder’s percentage ownership is determined by dividing the number of shares beneficially owned by that person by the total number of shares beneficially owned, increased to reflect the shares underlying the options, warrants and convertible securities that are held by such person, but not held by any other person.

Selling Stockholder	Shares of Common Stock Owned Before the Offering	Shares of Common Stock Underlying Series C Preferred Stock Owned Before the Offering	Shares of Common Stock Underlying Series B Preferred Stock Owned Before the Offering	Shares of Common Stock Underlying Warrants Owned Before the Offering	Total Number of Shares Underlying Preferred Stock and Warrants that May Be Sold	Shares of Common Stock and/or Common Stock Underlying Warrants and Preferred Stock to be Owned After the Offering	Percentage of Common Stock Owned After the Offering

Miriam Blech (1)	0	4,285,713	0	4,285,714	8,571,427	0	0
River Charitable Remainder Unitrust f/b/o Isaac Blech (2)	0	2,857,143	0	2,857,142	5,714,825	0	0
Maxim Group, LLC (3)	0	0	0	714,285	714,285	0	0
Cary Sucoff (4)(5)	57,935	0	0	506,440	336,000	228,375	2.8%
Francis Anderson (4)(5)	5,000	0	0	52,500	33,200	24,300	*
Christopher Henderson (5)	0	0	0	10,000	10,000	0	0
Jenco Business Advisors (6)(8)	0	0	140,000	105,000	105,000	140,000	1.3%
Maureen Kerr (6)	0	0	20,000	15,000	15,000	20,000	*
Philip Kolenik (6)	0	0	160,000	120,000	60,000	220,000	2.7%
Richard Siskey (7)	981,944	0	0	70,000	70,000	981,944	11.0%
Patrick Kolenik (7)	199,117	0	0	340,000	240,000	299,117	3.6%
*  Less than 1%.

(1)   Represents (a) 1,428,571 shares of Series C Preferred Stock convertible into 4,285,713 shares of common stock, and (b) 4,285,714 shares of common stock issuable upon the exercise of Series C Warrants.  Does not include 952,381 shares of Series C Preferred Stock convertible into 2,857,143 shares of common stock and 2,857,142 shares of common issuable upon the exercise of Series C Warrants beneficially owned by the Trust, of which Isaac Blech is the sole trustee.  Miriam Blech is Isaac Blech’s wife and a beneficiary under the Trust.  Mrs. Blech disclaims beneficial ownership of the shares held by the Trust, except to the extent of any pecuniary interest therein.

(2)   Represents (a) 952,381 shares of Series C Preferred Stock convertible into 2,857,143 shares of common stock, and (b) 2,857,142 shares of common stock issuable upon the exercise of Series C Warrants.  Does not include 1,428,571 shares of Series C Preferred Stock convertible into 4,285,713 shares of common stock and 4,285,714 shares of common issuable upon the exercise of Series C Warrants beneficially owned by Miriam Blech.  The sole trustee of the Trust is Isaac Blech, who has sole voting and dispositive power of the Trust.  The beneficiaries of the Trust are Miriam Blech and Isaac Blech.  Mr. Blech disclaims beneficial ownership of the shares held by Mrs. Blech, except to the extent of any pecuniary interest therein.

(3)  Maxim Group, LLC is a registered securities broker. Michael Rabinowitz exercises voting and dispositive control over these shares . The 714,285 shares of common stock underlie Series C Warrants issued as commissions in the March Placement, as described below.

(4)  Messrs. Sucoff and Anderson are registered securities brokers.  Mr. Sucoff received 330,000 Series C Warrants and Mr. Anderson received 30,000 Series C Warrants for services rendered in connection with the March Placement, as described below.

(5)  Messrs. Anderson, Henderson, and Sucoff are registered securities brokers.  Mr. Anderson received 3,200 Unit Agent Warrants, Mr. Henderson received 10,000 Unit Agent Warrants, and Mr. Sucoff received 6,000 Unit Agent Warrants as commissions in the Unit Placement, as described below.

(6)  The shares offered herein represent shares of common stock underlying Unit Warrants, as described below.

(7)  Messrs. Siskey and Kolenik received 70,000 and 240,000 Consulting Warrants, respectively, as compensation for consulting services.  These five-year warrants are (a) exercisable at $.0.77 per share, (b) provide for cashless exercise, and (c) have registration rights.

(8) Jerold Novack has dispositive and voting control over these shares.

The March Placement

The 7,142,856 shares of common stock underlying the Series C Preferred Stock and 7,142,856 shares of common stock underlying the Series C Warrants held by Miriam Blech and the Trust were purchased in March 2010 in the March Placement.  Among other terms and conditions, the Series C Preferred Stock (a) has an original issue price of $2.10, (b) ranks senior to the Company’s outstanding securities, (c) is convertible into three shares of the common stock at an initial conversion price of $0.70 per share, subject to certain adjustments, (d) pays 7% interest per annum, payable annually in cash or shares of common stock, at the Company’s option, (e) provides the holder with veto power over certain corporate activities, including the designation of any senior securities, any liquidation of corporate assets, a change in control of the Company, the payment of dividends, or a change in the nature of the Company’s business, (f) provides the holder with the right to appoint four directors and an observer to the Company’s board of directors, (g) requires the consent of the Company’s Chief Executive Officer prior to any appointment of a director by the holder, and (h) for a period of one year from the issuance date provides full-ratchet anti-dilution provisions, and thereafter provides weighted-average anti-dilution, on issuances of securities at a price less than $0.70 per share of common stock, subject to certain exceptions.

The Series C Warrants issued in the March Placement (a) are exercisable for five years at $0.77 per share, (b) provide for cashless exercise, (c) have registration rights, and (d) for a period of one year from the issuance date the Investor warrants provide full-ratchet anti-dilution provisions, and thereafter provide weighted-average anti-dilution, on issuances of securities at a price less than $0.77 per share of common stock, subject to certain exceptions.

The Unit Placement

The 180,000 Unit Warrants were purchased in a private placement of Units in December 2010, each Unit consisting of 80,000 shares of 7% Series B Convertible Preferred Stock (“Series B Preferred Stock”) and 60,000 Unit Warrants.   The Series B Preferred Stock (a) pays interest at 7% per annum, (b) is convertible into shares of our common stock on a one-to-one basis, subject to adjustments, (c) is automatically converted into common stock should the price of our common stock exceed $2.50, and (d) provides full ratchet anti-dilution for a period of one year from the closing date.  The Unit Warrants are exercisable for five years at $0.77 per share and have registration rights.   The Unit Agent Warrants issued in connection with the Unit Placement are (a) exercisable for five years at $.0.77 per share, (b) provide for cashless exercise, and (c) have registration rights.

            The shares issued or to be issued in the above transaction were sold to a limited number of accredited and/or financially sophisticated investors who took for investment and without a view towards distribution. All of the shares of common stock and the other underlying securities were imprinted with an appropriate Securities Act legend and all shares of common stock which may be issued on the exercise of warrants will bear such legend. The issuance of all shares was, or on issuance will be, exempt from registration under the Securities Act pursuant to the exemptions provided by sections 4(2) and 4(6) of the Act and Regulation D thereunder.

DESCRIPTION OF SECURITIES

     The following description of our capital stock being registered herein is a summary only and is qualified in its entirety by reference to our Articles of Incorporation and Amended and Restated Bylaws, which are included as Exhibits 3.1 and 3.2 of this registration statement.

Common Stock

We are authorized to issue up to 45,000,000 shares of common stock, $0.001 par value per share.  Holders of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available.  Holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including the election of directors.  Holders of our common stock do not have any conversion, redemption or preemptive rights. In the event of our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding.  The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock, $0.001 par value per share. We may issue any class of preferred stock in any series. Our board of directors has the authority to establish and designate series, and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.  Shares of each series when issued shall be designated to distinguish the shares of each series from shares of all other series. All outstanding shares of our preferred stock are fully paid and non-assessable.

We have designated 2,500,000 shares of our authorized preferred stock as Series C Preferred Stock and 2,000,000 shares as Series B Preferred Stock.  Although shares of common stock underlying our Series C Preferred Stock are being registered herein, our Series C Preferred Stock and Series B Preferred Stock are not being registered herein.  A brief description of the terms and conditions of the Series C Preferred Stock and Series B Preferred Stock is provided above under “Selling Stockholders – The March Placement and The Unit Placement”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their donees, pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups that, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(b) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this Prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Law Offices of Michael H. Freedman, PLLC, 394 White Birch Lane, Jericho, New York 11753 will deliver an opinion that the issuance of the shares covered by this prospectus has been approved by our Board of Directors and that such shares, when issued, will be fully paid and non-assessable under Nevada law.

EXPERTS

            The consolidated financial statements of Premier Alliance Group, Inc. as of and for the year ended December 31, 2010 appearing in Premier Alliance Group’s annual report on Form 10-K for the year ended December 31, 2010 and for each of the years in the two-year period ended December 31, 2010 have been audited by Scharf Pera & Co., PLLC, an independent registered public accounting firm, as set forth in their report therein dated March 29, 2011.  Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REPORTS TO SECURITY HOLDERS

We furnish our stockholders with annual reports containing audited financial statements. In addition, we are required to file reports on Forms 8-K, 10-Q and 10-K with the Securities and Exchange Commission.

Upon written or oral request, we will provide, without charge, each person to whom a copy of this prospectus is delivered, a copy of any document incorporated by reference in this prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Premier Alliance Group, Inc., 4521 Sharon Road, Suite 300, Charlotte, North Carolina 28211, telephone number (704) 521-8077, Attention: Mark S. Elliott, President, or our website www.premieralliance.com.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational and reporting requirements of the Securities Exchange Act of 1934 (the “Securities Exchange Act”), and, in accordance with that statute, have filed various reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect these reports, proxy statements and other information at the public reference facilities of the Securities and Exchange Commission at its principal offices at 100 F Street, N.E. Washington, D.C. 20549, and at its regional offices located at 3 World Financial Center, New York, NY 10021. You can get copies of these reports and other information from these offices upon payment of the required fees. These reports and other information can also be accessed from the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on operations of the public reference room by calling the Securities and Exchange Commission at (800) SEC-0330.

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the shares offered by this prospectus. This prospectus, which forms a part of the registration statement, provides information as to the shares and warrants covered by the filing. However, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits. You can get copies of the registration statement and the accompanying exhibits from the Securities and Exchange Commission upon payment of the required fees or it may be inspected free of charge at the public reference facilities and regional offices referred to above.

You may rely only on the information contained in this prospectus, including the documents incorporated in this prospectus by reference. We have not authorized anyone to provide information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may not be accurate after the date appearing on the cover.

MATERIAL CHANGE

There has been no material change in our affairs since our fiscal year ended December 31, 2010, which were not described in our Annual Report on Form 10-K for that period or any Current Reports on Form 8-K or 8-K/A filed subsequent to December 31, 2010.

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any of the underwriters. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

FINANCIAL STATEMENTS

PREMIER ALLIANCE GROUP, INC.
BALANCE SHEETS

	(Unaudited)
	March 31,	December 31,
	2011	2010
ASSETS

CURRENT ASSETS:
Cash	$4,091,653	$404,588
Accounts receivable	2,304,045	2,279,952
Marketable securities	34,310	31,748
Deferred tax asset – current portion	513,000	39,000
Income tax receivable	94,957	0
Prepaid expenses and other current assets	35,441	61,420

Total current assets	7,073,406	2,816,708

PROPERTY AND EQUIPMENT - at cost less
accumulated depreciation	81,830	83,827

OTHER ASSETS:
Goodwill	2,894,075	2,894,075
Intangible assets - net	530,251	439,709
Investment in equity-method investee	177,045	177,762
Investment in cost-method investee	100,000	100,000
Cash surrender value of officers’ life insurance	425,776	407,403
Deferred tax asset	0	0
Deposits and other assets	20,025	20,025

Total other assets	4,147,172	4,038,974

TOTAL ASSETS	$11,302,408	$6,939,509

See Notes to Financial Statements
F1

	(Unaudited)
	March 31,	December 31,
	2011	2010

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Note payable	$0	$339,000
Current portion of long-term debt	572,094	531,653
Convertible debenture	36,090	12,735
Derivative liability	1,184,277	71,650
Accounts payable	456,214	450,084
Accrued expenses	939,342	779,536
Income taxes payable	0	0

Total current liabilities	3,188,017	2,184,658

NONCURRENT LIABILITIES:
Long term debt – net of current portion	19,362	22,177
Deferred tax liability	133,000	119,000

Total noncurrent liabilities	152,362	141,177

COMMITMENTS AND CONTINGENCIES	0	0

STOCKHOLDERS' EQUITY:
Class A convertible preferred stock, $.001
par value, 5,000,000 shares authorized,
0 shares issued and outstanding	0	0
Class B convertible preferred stock, $.001
par value, 2,000,000 shares authorized,
1,200,000 shares issued and outstanding	1,200	1,200
Class C convertible preferred stock, $.001
par value, 2,500,000 shares authorized,
2,380,952 shares issued and outstanding	2,381	0
Common stock, $.001 par value, 45,000,000
shares authorized, 7,967,992 shares
issued and outstanding	7,968	7,968
Additional paid-in capital	10,892,642	5,888,399
Accumulated deficit	(2,942,162)	(1,283,893)

Total stockholders’ equity	7,962,029	4,613,674

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$11,302,408	$6,939,509

See Notes to Financial Statements
F2

PREMIER ALLIANCE GROUP, INC.
STATEMENTS OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(Unaudited)
	Three months	Three months
	ended	ended
	March 31, 2011	March 31, 2010

NET REVENUE	$4,833,770	$2,875,359
OPERATING EXPENSES:
Cost of revenues	3,687,116	2,276,733
Selling, general and administrative	1,401,084	611,393
Depreciation	5,764	1,191
Total operating expenses	5,093,964	2,889,317
INCOME FROM OPERATIONS	(260,194)	(13,958)

OTHER (EXPENSE) INCOME:
Interest expense, net	(72,307)	(2,828)
Gain (loss) on marketable securities	2,561	354
Officers’ life insurance	18,373	17,080
Equity in net (loss) income of
equity-method investee	(717)	(8,073)
Derivative income	399,327	0
Other income	0	2,475
Total other (expense) income	347,237	9,008

NET INCOME (LOSS)BEFORE INCOME TAXES	87,043	(4,950)
INCOME TAX BENEFIT (EXPENSE)	(35,592)	10,998

NET INCOME (LOSS)	51,451	6,048
PREFERRED STOCK DIVIDENDS	(44,429)	0
DEEMED DIVIDEND ON PREFERRED STOCK	(1,665,292)	0
NET INCOME (LOSS) AVAILABLE TO COMMON
STOCKHOLDERS	$(1,658,270)	$6,048
Net income (loss) income per share
Basic	$(0.21)	$0.00
Diluted	$(0.21)	$0.00
Weighted average number of shares
Basic	7,967,992	6,142,422
Diluted	7,967,992	6,238,035

See Notes to Financial Statements
F3

PREMIER ALLIANCE GROUP, INC.
STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(Unaudited)

	2011	2010
Cash flows from operating activities:
Net income (loss)	$51,451	$6,048
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
Depreciation and amortization	85,979	5,392
(Increase) Decrease of cash surrender value
of officers’ life insurance	(18,373)	(17,080)
Income from change in value of derivatives	(399,327)	0
Deferred income taxes	122,102	(13,000)
Stock option expense	0	0
Stock issued for services	44,160	0
Equity in loss(gain) of equity-method investee	717	8,073
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	(24,092)	(308,138)
(Increase) Decrease in marketable securities	(2,562)	(355)
Decrease (Increase) in prepaid expenses	25,979	16,082
Decrease in deposits and other assets	0	0
Increase (Decrease) in accounts payable	6,130	39,888
Increase (Decrease) in accrued expenses	159,804	123,274
(Decrease) Increase in income taxes receivable	(94,957)	0
Increase (Decrease)in income taxes payable	0	(25,184)
Net cash provided by (used in) operating activity	(42,989)	(165,000)

Cash flows from investing activities:
Acquisitions	(60,000)	0
Purchases of property and equipment	(3,767)	0
Net cash used in investing activities	(63,767)	0

Cash flows from financing activities:
Additional paid in Capital	0	0
Common Stock	0	0
Preferred stock	4,215,065	0
Dividends	(44,429)	0
(Payments)/Issuance of convertible debentures	(35,000)	0
Net (payments)/ proceeds from long-term debt	(2,815)	0
Payments (proceeds) on line of credit	(339,000)	174,000
Net cash provided by (used in) financing activities	3,793,821	174,000

Net increase in cash	3,687,065	9,000

Cash - beginning of period	404,588	0

Cash - end of period	$4,091,653	$9,000

See Notes to Financial Statements
F4

PREMIER ALLIANCE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(Unaudited)

Note 1 – Basis of Presentation:

The accompanying unaudited interim financial statements of Premier Alliance Group, Inc. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (“SEC”) and should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s Annual Report filed with the SEC on Form 10-K. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein.  The results of operations for interim periods are not necessarily indicative of the results expected for the full year.  Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal year 2010 as reported in the 10-K have been omitted.

Note 2 – Cash and Cash Equivalents:

Cash equivalents consist of all highly liquid investments with an original maturity of three months or less.  As a result of the Company's cash management system, checks issued but not presented to the banks for payment may create negative book cash balances.  Such negative balances are included in trade accounts payable.

Note 3 – Material Transactions:

On January 1, 2011, the Company purchased business from an individual and accounted for the transaction under the acquisition method.  In consideration of the purchase, the Company agreed to pay (a) the sum of $90,000 in cash, and (b) 164,384 stock options with an exercise price of $1.00 and maturing in ten years.  The Company paid $60,000 and delivered 82,192 options upon closing.

Additional consideration will be paid on January 15, 2012, subject to certain conditions, as follows: If the purchased Unit of Premier achieves $2,000,000 in gross revenue in 2011 and has a minimum gross margin of 30%, an additional 82,192 stock options and $30,000 of cash will be paid.  The Company also entered into employment agreements with the principal which included $20,000 for execution of a non-competition agreement.  The employment agreements contain cash and stock option bonuses, and stock option incentives based on achieving certain target revenues.  The estimated fair value of the total options to be issued in the deal of $23,554 was calculated using the Black-Scholes option valuation method with the following assumptions: a risk free interest rate of 4.13 percent, an estimated volatility of 8.3 percent and no dividend

(F5)

yield.  The total present value of all consideration expected to be paid as part of this agreement was $112,400 and has been recorded as a customer relationship intangible asset to be amortized over its expected useful life of four years.

Note 4– Pro-Forma Financial Information:

The following unaudited pro-forma data summarizes the results of operations for the three months ended March 31, 2011 and 2010, as if the purchase of Intronic Solutions Group, LLC and Q5Group, Inc. had all been completed January 1, 2010.  The pro-forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place on January 1, 2010.

	Three months ended March 31, 2011		Three months ended March 31, 2010
Net revenues	$4,833,770		$4,849,900
Operating income	(260,194)		11,798
Net (loss) income per share – basic	(0.21	) *	0.00
Net (loss) income per share- diluted	(0.21	) *	0.00

Revenue contributed for the three month period ended March 31, 2010 from the Intronic Solutions Group, LLC acquisition accounted for $1,374,058 with operating income before taxes of $79,284.

Revenue contributed for the three month period ended March 31, 2010 from the Q5Group, Inc. acquisition accounted for $600,483 with an operating loss before taxes of $111,564.

As disclosed in Note 3, the company acquired a business from an individual and there is no discreet financial information to include in the proforma results

* - accounts for a deemed dividend related to the preferred stock issuance, which creates a Net loss.

Note 5 – Series B Convertible Preferred Stock:

On April 14, 2010, the Company designated 2,000,000 shares of its preferred stock as Series B Convertible Preferred Stock, $.001 par value per share (“Series B Preferred Stock”). The Series B Preferred Stock (a) is convertible into one share of  common stock, subject to certain adjustments, (b) pays 7 percent dividends per annum, payable annually in cash or shares of common stock, at the Company’s option, (c) is automatically converted into common stock should the price of the Company’s common stock exceed $2.50, and (d) for a period of one year from the issuance date provides full-ratchet anti-dilution provisions on issuances of securities at a price less than $0.70 per share of common stock, subject to certain exceptions.

(F6)

As of March 31, 2011 1,200,000 shares of Series B Convertible Preferred stock have been issued. These shares of preferred stock were issued in conjunction with warrants. Dividends paid in the first quarter of 2011 on these shares totaled $44,429.

Note 6 – Series C Convertible Preferred Stock:

On March 1, 2011, the Company designated 2,500,000 shares of its preferred stock as Series C Convertible Preferred Stock, $.001 par value per share (“Series C Preferred Stock”), each share is priced at $2.10 and includes 3 warrants at an exercise price of $0.77 which expire in 5 years. The Series C Preferred Stock (a) is convertible into three shares of  common stock, subject to certain adjustments, (b) pays 7 percent dividends per annum, payable annually in cash or shares of common stock, at the Company’s option, (c) is automatically converted into common stock should the price of the Company’s common stock exceed $2.50 for 30 consecutive trading days.

On March 3, 2011, the Company closed an offering of its securities to accredited investors.  The Company sold 2,380,952 shares of Series C Preferred Stock and 7,142,856 warrants and for gross proceeds of $5,000,000. In connection with the sale of these securities $650,000 was paid and 714,285 warrants were issued, with an exercise price of $0.77, to a registered broker.  In addition a $100,000 advisory fee was paid and 360,000 warrants, with an exercise price of $0.77 were paid to a registered broker.  The issuance of these preferred shares contained an embedded beneficial conversion feature and the intrinsic value of this feature of $1,665,292 was recorded as a deemed dividend to preferred shareholders.

The 8,217,141 warrants issued in connection with the preferred stock contain full-ratchet anti-dilution provisions that require them to be recorded as a derivative instruments. The fair market value of the warrants at the issuance date of $1,511,954 was recorded as a derivative liability as a reduction to the additional paid in capital of $929,852 and as a corresponding deferred tax asset of $582,102.  The derivative liability was adjusted to the fair market value of the warrants at March 31, 2011, of $1,124,927, with the change in value of $387,027 being recorded as derivative income on the statement of operations.

Note 7 –Convertible Debenture:

On May 21, 2010, the Company issued a 9 percent senior secured convertible debenture in the principal amount of $350,000 with an 8 percent original issue discount of $28,000 (the “Debenture”). Interest is payable monthly. Beginning January 2011, monthly principal payments of $17,500 are due. The remaining balance at November 2011 of $175,000 is due in full. The debenture is convertible at a conversion value of $0.70 per share. The Debenture was issued with 500,000 detachable warrants with an exercise price of $0.77 and expire in five years and contain full-ratchet and other standard anti-dilution protections. The Debenture is subordinate to the Company’s line of credit, and is secured by all the Company’s assets. In connection with the Debenture issuance, the Company issued the debenture holder 40,000 shares of common stock for $40 and paid a commitment fee of $20,000.  Legal fees associated with the transaction totaled $18,000.

(F7)

The Company has accounted for these transactions in accordance with FASB ASC Topic 470-20 “Debt with Conversion and Other Options”. Due to the full-ratchet anti-dilution protection in the warrants, they are considered to be derivative instruments.  As such, the fair market value of the warrants of $86,950 was recorded as a debt discount and as a derivative liability.  Additional debt discounts included the original issue discount of $28,000, a commitment fee of $20,000, stock issue discount of $31,960, and a beneficial conversion feature of $183,090.  The intrinsic value of the beneficial conversion feature was calculated as the difference between the fair value of the Debenture if converted on the commitment date and the effective conversion price as stated in the debenture. The discounts totaling $350,000 are being amortized under the interest method over the term of the debenture and being recorded as interest expense.  During the period ended March 31, 2011, $58,355 of interest expense related to this convertible debenture has been recorded and the principal amount of the loan has been reduced through payments to $315,000.

The derivative liability was adjusted at March 31, 2011 to the fair market value of the warrants of $59,350, with the resulting income of $12,300 being recorded as derivative income on the statement of operations.

Note 8 – Stock Options and Warrants:

As discussed in Note 3, on January 1, 2011, the Board granted an aggregate of 82,192 incentive stock options under the 2008 Stock Incentive Plan to one employee.  The options have no vesting schedule and are exercisable at $1.00 per share and the options expire in 2021. The options were granted as purchase of customer accounts related to the employment contract of the individual hired.  The estimated fair value of the options of $11,959 was calculated using the Black-Scholes option valuation method with the following assumptions: a risk free interest rate of 4.13 percent, an estimated volatility of 8.3 percent and no dividend yield.

The following represents the activity under the stock incentive plan as of March 31, 2011  and changes during the year:

Options	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2009	889,291	$1.40
Expired	289,291	$2.75
Outstanding at January 1, 2010	600,000	$0.75
Issued	925,000	$1.00
Outstanding at December 31, 2010	1,525,000	$0.90
Issued	82,192	$1.00
Outstanding at March 31, 2011	1,607,192	$0.91

(F8)

On March 3, 2011 the Board granted an aggregate of 240,000 warrants to a consultant for strategic consulting services.  The warrants are exercisable at $0.77 and expire on March 3, 2016.  The Company accounted for the issuance of the options in accordance with FASB ASC 718 “Compensation-Stock Compensation” that requires the recognition of compensation expense in the financial statements based on the grant date fair value of the options.  The estimated fair value of the options of $44,160 was calculated using the Black-Scholes option valuation method with the following assumptions: a risk free interest rate of 4.4 percent, an estimated volatility of 8.6 percent and no dividend yield.

As discussed in Note 6, a total of 7,142,856 warrants were issued in the quarter ended March 31, 2011 and issued with Class C convertible preferred stock. Additionally, 1,074,285 warrants were issued as commission on the sale of these securities.

The following represents the activity of warrants as of March 31, 2011 and changes during the year:
Options	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2010	0	0
Issued	1,778,940	$0.78
Outstanding at December 31, 2010	1,778,940	$0.78
Issued	8,457,141	$0.77
Outstanding at March 31, 2011	10,236,081	$0.77

Note 9 - Subsequent events:

 The Company evaluated all events and transactions through May 10, 2011, the date we issued these financial statements and there were no subsequent events.

(F9)

Scharf Pera & Co., PLLC
Certified Public Accountants
4600 Park Road
Suite 112
Charlotte, North Carolina 28209
704-372-1167
Fax:  704-377-3259

Audit Committee
Premier Alliance Group, Inc.
Charlotte, North Carolina

INDEPENDENT AUDITORS’ REPORT

We have audited the accompanying balance sheets of Premier Alliance Group, Inc. as of December 31, 2010 and 2009, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Premier Alliance Group, Inc. is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Premier Alliance Group, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Scharf Pera & Co., PLLC

March 29, 2010
Charlotte, North Carolina

(F10)

PREMIER ALLIANCE GROUP, INC.
BALANCE SHEETS
DECEMBER 31, 2010 AND 2009

ASSETS
	2010	2009
CURRENT ASSETS:
Cash	$404,588	$0
Accounts receivable	2,279,952	1,121,186
Marketable securities	31,748	30,918
Deferred tax asset - current portion	39,000	15,000
Prepaid expenses and
other current assets	61,420	37,216

Total current assets	2,816,708	1,204,320

PROPERTY AND EQUIPMENT - at
cost less accumulated depreciation	83,827	11,728

OTHER ASSETS:
Goodwill	2,894,075	1,450,578
Intangible assets – net	439,709	79,800
Investment in equity-method investee	177,762	190,432
Investment in cost-method investee	100,000	100,000
Cash surrender value of officers' life insurance	407,403	370,032
Deferred tax asset	0	46,000
Deposits and other assets	20,025	6,100

Total other assets	4,038,974	2,242,942

TOTAL ASSETS	$6,939,509	$3,458,990

See Notes to Financial Statements
(F11)

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Note payable	$339,000	$211,000
Current portion of long-term debt	531,653	133,152
Convertible debenture	12,735	0
Derivative liability	71,650	0
Accounts payable	450,084	320,027
Accrued expenses	779,536	384,990
Income taxes payable	0	33,086

Total current liabilities	2,184,658	1,082,255

NONCURRENT LIABILITIES:
Long-term debt – net of current portion	22,177	114,606
Deferred tax liability	119,000	0

Total noncurrent liabilities	141,177	114,606

COMMITMENTS AND CONTINGENCIES	0	0

STOCKHOLDERS' EQUITY:
Class A convertible preferred stock,
liquidation preference of $0.05 per share,
$.001 par value, 5,000,000 shares authorized,
0 shares issued and outstanding	0	561
Class B convertible preferred stock,
No liquidation preference
$.001 par value, 2,000,000 shares authorized,
1,200,000 shares issued and outstanding	1,200	0
Common stock, $.001 par value, 45,000,000
shares authorized, 7,967,992 shares
issued and outstanding	7,968	6,072
Additional paid-in capital	5,888,399	3,414,635
Accumulated deficit	(1,283,893)	(1,159,139)

Total stockholders’ equity	4,613,674	2,262,129

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$6,939,509	$3,458,990

See Notes to Financial Statements
(F12)

PREMIER ALLIANCE GROUP, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

NET REVENUES	$17,116,865	$9,347,993

OPERATING EXPENSES:
Cost of revenues	12,975,197	6,926,166
Selling, general and administrative	3,817,511	2,117,122
Depreciation and amortization	78,201	9,699

Total operating expenses	16,870,909	9,052,987

INCOME FROM OPERATIONS	245,956	295,006

OTHER INCOME (EXPENSE):
Interest expense, net	(67,373)	(12,232)
Gain on marketable securities	829	12,522
Officers' life insurance income	37,371	76,274
Equity in net loss of equity-method investee	(12,670)	(9,607)
Derivative income	15,300	0
Other income	7,275	4,800

Total other income (expense)	(19,268)	71,757

NET INCOME BEFORE INCOME TAXES	226,688	366,763

INCOME TAX EXPENSE	(77,779)	(115,175)

NET INCOME	148,909	251,588
DEEMED DIVIDEND ON PREFERRED STOCK	(273,663)	0
NET (LOSS) INCOME AVAILABLE FOR
COMMON STOCKHOLDERS	$(124,754)	$251,588
Net (loss) income per share:
Basic	$(0.02)	$0.04
Diluted	$(0.02)	$0.04
Weighted average number of shares, basic and diluted:
Basic	7,201,699	5,926,438
Diluted	7,201,699	6,487,184

See Notes to Financial Statements
(F13)

PREMIER ALLIANCE GROUP, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Class A Preferred stock		Class B Preferred Stock		Common Stock		Additional Paid-In	Retained Earnings (Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity

Balance at
December 31, 2008	560,746	$561	0	$0	5,867,945	$5,868	$3,289,339	$(1,410,727)	$1,885,041
Stock options issued for services					50,000	50	25,450		25,500
rendered
Stock issued for acquisition					153,846	154	99,846		100,000
Net income								251,588	251,588
Balance at
December 31, 2009	560,746	561	0	0	6,071,791	6,072	3,414,635	(1,159,139)	2,262,129
Preferred Shares converted	(560,746)	(561)			560,746	561			0
Stock options issued for services							34,423		34,423
rendered
Stock warrants issued for services							42,054		42,054
rendered
Preferred Stock issued – net of issue			1,200,000	1,200			761,869		763,069
costs
Stock issued in acquisitions					1,295,455	1,295	1,198,705		1,200,000
Stock options issued in acquisitions							67,800		67,800
Debt discount on convertible debt					40,000	40	95,250		95,290
Deemed dividend on preferred stock							273,663	(273,663)	0
Net income								148,909	148,909
Balance at
December 31, 2010	0	$0	1,200,000	$1,200	7,967,992	$7,968	$5,888,399	$(1,283,893)	$4,613,674

See Notes to Financial Statements
(F14)

PREMIER ALLIANCE GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$148,909	$251,588
Adjustments to reconcile net income to
net cash (used in) provided by operating activities:
Depreciation and amortization expense	78,201	9,699
Increase in cash surrender value of
officers' life insurance	(37,371)	(76,274)
Stock options and issued for services	76,477	25,500
Income from change in value of derivatives	(15,300)	0
Amortization of debt discounts	12,735	0
Decrease in net deferred tax assets	39,200	5,000
Equity in loss of equity-method investee	12,670	9,607
Changes in operating assets and liabilities:
Increase in accounts receivable	(795,180)	(86,357)
Increase in marketable securities	(830)	(12,523)
(Increase) decrease in prepaid expenses	(13,030)	2,808
Decrease in deposits and other assets	627	218
Increase in accounts payable	130,057	71,465
Increase in accrued expenses	257,626	23,387
Decrease in income taxes payable	(52,024)	(47,118)
Net cash (used in) provided by
operating activities	(157,233)	177,000

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions	(517,191)	(140,000)
Purchases of property and equipment	(39,146)	0

Net cash used in investing activities	(556,337)	(140,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	40	0
Issuance of Class B Preferred Stock	763,070	0
Issuance of convertible debentures	284,000	0
Net (payments)/proceeds from long-term debt	(56,952)	0
Net proceeds/(payments) on line of credit	128,000	(37,000)

Net cash provided by (used in) financing activities	1,118,158	(37,000)

Net increase in cash	404,588	0

Cash - beginning of year	0	0

Cash - end of year	$404,588	$0

See Notes to Financial Statements
(F15)

PREMIER ALLIANCE GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(continued)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

	2010	2009

Cash payments for:
Interest	$63,500	$9,444

Income taxes	$72,177	$157,293

Cash received for:
Interest	$1,232	$0

Summary of non-cash operating activities:
Stock issued for services rendered	$0	$25,500
Stock warrants issued for services rendered	$42,054	$0
Stock options issued for services rendered	$34,423	$0

See Notes to Financial Statements
(F16)

PREMIER ALLIANCE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 1 - Organization and Business:

Premier Alliance Group, Inc. (“Old Premier”) was organized under the laws of North Carolina in June 1995.  Old Premier provided information technology solution and consulting services to customers operating in a variety of industries throughout the United States.

On November 5, 2004, Old Premier and its shareholders consummated a share exchange agreement with Premier Alliance Group, Inc. (the “Company”).  The Company was an inactive public company that was organized in Nevada in January 2000.  Pursuant to the exchange agreement, shareholders of Old Premier were issued 36,176,863 shares of common stock and 4,323,157 shares of Class A convertible preferred stock in exchange for all of their outstanding common stock and preferred stock in Old Premier.  As a result of the share exchange agreement, the shareholders of Old Premier acquired a majority (90%) of the issued and outstanding common and preferred stock of the merged company.  For accounting purposes, the transaction was accounted for as a reverse merger.  Old Premier was merged into the Company and immediately after the merger the Company was renamed Premier Alliance Group, Inc. The Company accounted for the share exchange using the purchase method of accounting as prescribed by Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations”.  The Company did not record any amount for goodwill on the share exchange.

Acquisitions:

On October 1, 2009, the Company purchased substantially all of the assets of Peoplesource, Inc., a North Carolina corporation pursuant to an Asset Purchase Agreement dated September 18, 2009.  In consideration of the purchased assets, including service contracts and office equipment, the Company agreed to pay 153,846 shares of common stock, equal to $100,000 at the closing date and an estimated $400,000 in cash over two years ($140,000 after closing, $120,000 thirteen months from closing, and the balance 24 months from closing).  The total consideration, including value of stock, is calculated as the gross revenue from Peoplesource, Inc.’s unit during the first year after acquisition multiplied by 25 percent. The final calculation of total consideration to be paid was $574,477. The Company accounted for this acquisition under the acquisition method as described in FASB Accounting Standards Codification (“ASC”) 805 – “Business Combinations”.

The following table summarizes the estimated fair values of the assets acquired at October 1, 2009:

Current assets	$0
Property and equipment	5,000
Intangible assets – customer relationships	84,000
Goodwill	398,758
Total assets acquired	487,758
Current liabilities assumed	0
Net assets acquired	$487,758

Goodwill acquired in this acquisition of $398,758 is expected to be deductible for income tax purposes.

The business acquisition provided broader geographic coverage, added additional strength in sales and fulfillment as well as broadened the customer base for the Company.

(F17)

On April 30, 2010, the Company purchased substantially all of the assets of Intronic Solutions Group, LLC, (“Intronic”) a privately held, Kansas-based technology consulting and staffing company.

In consideration of the purchased assets (as defined), including intangible assets and office equipment, the Company paid to Intronic (a) the sum of $300,000 in cash, and (b) issued 795,455 shares of common stock, equal to $700,000 at a price per share of $0.88, which is based on the 5-day average closing price of the common stock for the five days prior to the Closing Date.  The Company also entered into employment agreements with two of the principals of Intronic.    The following summarizes the fair values of the assets acquired:

Current assets	$0
Property and equipment	20,000
Intangible assets-customer relationships	268,000
Goodwill	712,000
Total assets acquired	1,000,000
Liabilities assumed	0
Net assets acquired	$1,000,000

On September 1, 2010, the Company acquired all of the capital stock of Q5Group, Inc., a privately held California business and financial consulting company (“Q5Group”), and merged with Q5Group whereby the Company is the surviving entity.

In consideration for all of Q5Group’s capital stock, the Company agreed to pay to Q5Group, subject to certain conditions (a) the sum of $200,000 in cash, and (b) 800,000 shares of common stock equal to $800,000 at a price per share of $1.00, which was based on the 5-day average closing price of the common stock for the five days prior to the closing date. The Company paid $125,000 and delivered 500,000 shares of stock upon closing.  Additional consideration will be paid on September 30, 2011, subject to certain conditions, as follows: If the Q5 Unit of Premier achieves $4,000,000 in gross revenue in the previous twelve months, $150,000 in common stock will be issued and if the Q5 Unit achieves $4,000,000 in gross revenue and has a minimum gross margin of 30 percent for the previous twelve months, an additional $150,000 in common stock and $75,000 cash will be issued and paid on October 1, 2011.   The Company also entered into employment agreements with three of the principals of Q5Group, which included an aggregate of $57,500 in sign on bonuses and $57,500 for execution of non-competition agreements.  The employment agreements contain cash and stock option bonuses, and stock option incentives based on achieving certain target revenues.  Additionally, an aggregate of 250,000 stock options were issued to certain Q5Group affiliates, at an exercise price per share of $1.00 and expiring in ten years.  These options were valued using the Black-Scholes option valuation method at $67,800.  See Note 11 for further information on these options.
The following summarizes the fair values of the assets acquired:

Current assets	$407,693
Property and equipment	25,562
Intangible assets-non compete	57,500
Intangible assets-customer relationships	100,000
Goodwill	731,497
Total assets acquired	1,322,252
Liabilities assumed	(151,430)
Aggregate purchase price	$1,170,822

(F18)

Note 2 - Summary of Significant Accounting Policies:

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents.  Amounts invested may exceed federally insured limits at any given time.  As a result of the Company’s cash management system, checks issued but not presented to the banks for payment may create negative book cash balances.  Such negative balances are included in trade accounts payable and totaled $0 and $61,481 at December 31, 2010 and 2009, respectively.

Accounts receivable:

The Company considers accounts receivable to be fully collectible. If amounts become uncollectible, they are charged to operations when that determination is made.

Marketable securities:

Marketable equity securities are accounted for as trading securities and are stated at market value with unrealized gains and losses accounted for in current income from operations.

Property and equipment:

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.  Maintenance and repair costs are expensed as incurred.  Gains or losses on dispositions are reflected in income.  Property and equipment includes equipment under capital leases of $35,469, and $0, respectively at December 31, 2010 and 2009.  Amounts included on the balance sheet under capital leases are net of accumulated depreciation of $1,182 and $0, respectively.

Goodwill and intangible assets:

Purchased goodwill in the amount of $2,718,385 was being amortized over 15 years until December 31, 2001.  Accumulated amortization at December 31, 2001 was $487,101.  Effective January 1, 2002, the Company ceased amortization of goodwill in accordance with FASB SFAS No. 142, “Goodwill and Other Intangible Assets”.  The Company assesses goodwill for impairment annually.  No impairment losses were recorded for the years ended December 31, 2010 and 2009.

Acquired intangible assets consist of customer relationships and non-competition agreements.  The fair market value of the customer relationships were determined by discounting the expected future cash flows from the acquired customers.  The value of the non-competition agreements were estimated based off of the percentage of discounted cash flows expected to be lost if the agreement was not in place.  The $452,000 of customer relationships acquired are being amortized over the estimated useful life of five years. The $57,500 of non-competition agreements are being amortized over the life of the agreement. At December 31, 2010, accumulated amortization on intangible assets totaled $69,791.  The amortization expense on these intangible assets of $65,591 and $4,200 for the years ended December 31, 2010 and 2009, respectively, is included under depreciation and amortization on the statement of operations.

Amortization expense related to intangible assets is expected to be as follows for the years ended:

December 31, 2011	$101,900
December 31, 2012	101,900
December 31, 2013	101,900
December 31, 2014	97,700
December 31, 2015	36,309
$439,709

(F19)

Revenue recognition:

The Company follows the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104 for revenue recognition.  In general, the Company records revenue when persuasive evidence of any agreement exists, services have been rendered, and collectability is reasonably assured, therefore, revenue is recognized when the Company invoices customers for completed services at contracted rates and terms.

Income taxes:

Effective with the conversion to a C Corporation, the Company accounts for income taxes under FASB ASC Topic 740 “Income Taxes”.  Under FASB ASC Topic 740-10-30, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled (see Note 12).

The Company accounts for income taxes in accordance with FASB ASC Topic 740. FASB ASC Topic 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC Topic 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement.

Use of accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures.  Accordingly, the actual amounts could differ from those estimates.  Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair value of financial instruments:

The Company’s financial instruments include cash, accounts receivable, prepaid expenses, accounts payable, accrued expenses, and credit facilities.  The carrying amounts of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value due to the short maturity of these instruments.  The fair value of the Company’s notes payable and long-term debt, estimated based on the current borrowing rates available to the Company, approximates the carrying value of these liabilities.

The Company did not have any outstanding financial derivative instruments.

Derivative instruments:

    The Company records derivative instruments in accordance with FASB ASC Topic 815 “Derivatives and Hedging”. Certain warrants issued by the Company are considered derivative instruments due to their full-ratchet anti-dilution protection.  For these transactions, a derivative liability is booked for the fair market value of the warrants at the date of issuance and changes in the fair market value of the warrants are recorded as derivative income in the statement of operations.  See Note 13 for further discussion.

(F20)

Reclassifications:

Certain reclassifications have been made in the prior year financial statements to conform to classifications used in the current year.

Subsequent events:

            The Company evaluated all events and transactions through March 28, 2011, the date these financial statements were issued.  Subsequent to December 31, 2010, the Company closed an agreement to issue and sell to two accredited investors an aggregate of 2,380,952 shares of the Company’s newly designated 7% $2.10 Series C Preferred Stock and 7,142,856 warrants to purchase common stock.  The Preferred Stock has a liquidation preference of $2.10. The warrants are exercisable during the five-year period commencing on the date of issuance at $0.77 per share.  Based on the purchase price of $5,000,000, the Company received gross proceeds of $5,000,000, paid cash commissions totaling $650,000, and issued 714,285 warrants, for net cash proceeds of $4,350,000.

Recent accounting pronouncements:

Since January 1, 2009, there have been several new accounting pronouncements and updates to the Accounting Standards Codification.  Each of these updates has been reviewed by Management who does not believe their adoption has had or will have a material impact on the Company’s financial position or operating results.

Note 3 - Property and Equipment:

The principal categories and estimated useful lives of property and equipment are as follows:

			Estimated
	2010	2009	Useful Lives
Office equipment	$370,483	$293,846	5 years
Furniture and fixtures	63,247	55,175	7 years
Computer software	17,100	17,100	3 years
	450,830	366,121
Less: accumulated depreciation	(367,003)	(354,393)
	$83,827	$11,728

(F21)

Note 4 - Marketable Securities Classified as Trading Securities:

Under FASB ASC Topic 320-10-25 “Investments-Debt and Equity Securities”, securities that are bought and held principally for the purpose of selling them in the near term (thus held only for a short time) are classified as trading securities.  Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.  All inputs used to value the securities are based on Level 1 inputs under FASB ASC Topic 820 “Fair Value Measurements and Disclosures”. The unrealized holding loss as of December 31, 2010, is as follows:

		Fair Market
	Cost	Value	Holding Loss
Equity Investments	$46,092	$31,748	$14,344

The unrealized holding loss as of December 31, 2009, is as follows:

		Fair Market
	Cost	Value	Holding Loss
Equity Investments	$46,092	$30,918	$15,174

Note 5 - Investment in Equity-Method Investee:

In 2004, the Company invested $250,000 for a 33 percent ownership of Critical Analytics, Inc.  Critical Analytics, Inc. is in the business of software development and financial consulting services.

In January 2007, the Company’s ownership percentage increased to 35 percent.  The Company accounts for this investment using the equity method.  The Company records its proportionate share of income or loss from Critical Analytics, Inc.’s results of operations; correspondingly, the carrying amount of the investment is increased by equity in earnings and reduced by equity in losses.  During 2010 and 2009, the Company recorded losses of $12,670 and $9,607 as its equity in Critical Analytics, Inc., respectively.  Summarized financial information of Critical Analytics, Inc. at December 31, 2010 and 2009 is as follows:

	2010	2009
Assets:
Current assets	$182,316	$220,003
Property and equipment – net	54,926	55,796

	$237,242	$275,799

Liabilities and stockholders’ equity:
Current liabilities	$614	$1,160
Stockholders’ equity	236,628	274,639
	$237,242	$275,799

Gross revenue	$0	$0
Other income	576	20,718
Operating expenses	(38,586)	(49,538)
Net loss	$(38,010)	$(28,820)

(F22)

Note 6 - Investment in Limited Liability Company:

The Company has an investment in a limited liability company, which owns approximately 33 percent of the office building that the Company leases office space from in Charlotte, North Carolina.  The Company’s investment represents an approximate 3 percent share of ownership in the limited liability company.  Because the limited liability company interest does not have a readily determinable fair value, the Company accounts for its investment using the cost method. Accordingly, the carrying value of $100,000 is equal to the capital contribution the Company has made.  Income is recognized when capital distributions are received by the Company and totaled $4,800 and $4,800 for the years ended December 31, 2010 and 2009, respectively.

Note 7 - Goodwill Impairment:

The Company completed an annual impairment evaluation for the years ended December 31, 2010 and 2009, and recorded no impairment losses.   In determining impairment charges, the Company uses various valuation techniques using both the income approach and market approach.  The balance recorded as goodwill as of December 31, 2010 and 2009 is $2,894,075 and $1,450,578, respectively, net of accumulated impairment of $1,179,464.

Note 8 - Accrued Expenses:

Accrued expenses consisted of the following at December 31, 2010 and 2009:

	2010	2009
Accrued payroll	$540,060	$298,675
Accrued vacation	107,093	29,979
Other accrued liabilities	132,383	56,336

	$779,536	$384,990

Note 9 - Notes Payable:

As of December 31, 2009, the Company had entered into a loan agreement for a line of credit with a financial institution, providing the Company with a maximum credit line of $900,000 that was secured by all accounts receivable and the assignment of two life insurance policies and accrued interest at LIBOR plus 3 percent.  At December 31, 2009, this line of credit had an outstanding balance of $211,00 and an interest rate of 3.23 percent.  During the year ended December 31, 2010, this line of credit was paid off in full and closed.

During the year ended December 31, 2010, the Company entered into a loan agreement for a line of credit with a different financial institution, providing the Company with a maximum credit line of $1,500,000. The line of credit is due on October 31, 2011, and is secured by all assets of the company and personal guarantees by three executives.  Borrowings under the agreement bear interest at LIBOR plus 2.75 percent, payable monthly, with a set minimum interest rate of 4 percent and maximum interest rate of 25 percent.  At December 31, 2010, the interest rate was 4 percent.  The line of credit is also subject to certain financial covenants.  Outstanding borrowings under this loan agreement were $339,000 at December 31, 2010.

(F23)

Note 10 - Long-Term Debt:

Long-term debt as of December 31, 2010 and 2009 consists of the following:

	2010	2009

Note payable to owner of Peoplesource, Inc., related to acquisition on October 1, 2009. Balance due on October 1, 2011, with imputed interest at 3.23 percent. At December 31, 2010, accrued interest totaled $10,038. See Note 1 for further details on acquisition and contingencies.	$157,200	$247,758
Note payable to former owners of Q5Group, Inc., related to acquisition on September 1, 2010. Balance due October 1, 2011, with imputed interest at 3.00 percent, of which $300,000 is payable in stock. See Note 1 for further details on acquisition and contingencies.	363,023	0
Capitalized lease obligations, due in 36 monthly installments of $1,047 ending in October 2013. Payments include interest at 4.00 percent. Secured by property costing $35,469.	33,607	0
	553,830	247,758
Current portion	(531,653)	(133,152)
Long-term portion	$22,177	$114,606

As of December 31, 2010, principal payments due on long-term debt, including capital leases, is as follows:

2011	$531,653
2012	11,896
2013	10,281
Thereafter	0
$553,830

(F24)

Note 11 - Stockholders’ Equity:

Common Stock:

On November 5, 2004, the Company issued 36,176,863 shares to the stockholders of Old Premier in exchange for all the outstanding common stock of Old Premier.  The total number of shares outstanding post-merger was 40,676,863 including, 4,500,000 shares held by the former stockholders of Old Premier.  On December 16, 2004, the Company effected a 7:1 reverse split of its outstanding common stock resulting in 5,811,093 common shares outstanding.  Additionally, the company issued 56,852 shares of common stock upon conversion of an equal number of preferred shares during the year ended December 31, 2007.

During 2009, the Company issued 50,000 shares of common stock in exchange for consulting services.  Consulting expenses related to this issuance of $25,500 was recorded in operating expenses.

On October 1, 2009, the Company issued 153,846 shares of common stock related to the acquisition of Peoplesource, Inc. See Note 1 for further details. On April 30, 2010, the Company issued 795,455 shares of common stock related to the acquisition of Intronic Solutions Group LLC. See Note 1 for further details.

On August 31, 2010, the Company issued 500,000 shares of common stock related to the acquisition of Q5Group, Inc. See Note 1 for further details.

Class A Convertible Preferred Stock:

As of December 31, 2010, all shares of Class A Convertible Preferred Stock had been converted to common stock.  On January 11, 2011, the Company withdrew its designation of Class A Convertible Preferred Stock.

7% Series B Convertible Preferred Stock:

On April 14, 2010, the Company designated 2,000,000 shares of its preferred stock as 7% Series B Convertible Preferred Stock, $.001 par value per share (“Series B Preferred Stock”). The Series B Preferred Stock (a) is convertible into one share of  common stock, subject to certain adjustments, (b) pays 7 percent dividends ($58,800) per annum, payable annually in cash or shares of common stock, at the Company’s option, (c) is automatically converted into common stock should the price of the Company’s common stock exceed $2.50, and (d) for a period of one year from the issuance date provides full-ratchet anti-dilution provisions on issuances of securities at a price less than $0.70 per share of common stock, subject to certain exceptions. These shares of preferred stock were issued in conjunction with warrants.  The issuance of preferred stock contained an embedded beneficial conversion feature and the intrinsic value of this feature of $273,663 was recorded as a deemed dividend to preferred shareholders.

Stock Options and Warrants:

In 2004, the Company issued options to a consultant to the Company.  The options are for 289,291 common shares on the “option price date” at an exercise price equal to the average market price of the Company’s common stock during the 10 trading days immediately prior to the “option price date”.  The   “option price date” is defined as the 90th day after the commencement of the trading of shares of the Company’s common stock.  At the “option price date” of May 1, 2007, the options were for 289,291 common shares with an exercise price of $2.75 per share.  The options expired May 1, 2009 without being exercised.

(F25)

In May 2008, the Company and shareholders adopted a stock incentive plan, entitled the 2008 Stock Incentive Plan (the “Plan”), authorizing the Company to grant stock options of up to 10,000,000 common shares for employees and key consultants.

On May 16, 2008, 600,000 non-statutory stock options were granted to three officers and directors.  The options have an exercise price of $0.75 per share and expire on May 16, 2018.  The Company accounted for the issuance of the options in accordance with FASB SFAS 123(R) "Share Based Payment" that requires the recognition of compensation expense in the financial statements based on the grant date fair value of the options.  The estimated fair value of the options of $50,700 was calculated using the Black-Scholes option valuation method with the following assumptions: a risk free interest rate of 4.57 percent, an estimated volatility of 5.32 percent and no dividend yield.

On June 1, 2010, the Board granted an aggregate of 325,000 incentive stock options under the Plan to five employees.  The options vest over one to four years and are exercisable at $1.00 per share and the options expire in 2020. Compensation expense related to these options will be recognized as vested totaling $20,138 in 2011, $12,083 in 2012, $12,083 in 2013, and $8,054 in 2014. The Company accounted for the issuance of all stock options and warrants in accordance with FASB ASC Topic 718 “Compensation-Stock Compensation” that requires the recognition of compensation expense in the financial statements based on the grant date fair value of the options. The compensation expense determined by the estimated fair value of the options of $52,358 was calculated using the Black-Scholes option valuation method with the following assumptions: a risk free interest rate of 4.03 percent, an estimated volatility of 8.50 percent and no dividend yield.

On September 1, 2010, the Board granted an aggregate of 250,000 incentive stock options under the Plan to four Q5Group shareholders as discussed in Note 1.  The options had no vesting schedule, are exercisable at $1.00 per share and expire in 2020. The estimated fair value of the options of $67,800, which was included in the purchase consideration of Q5Group, was calculated using the Black-Scholes option valuation method with the following assumptions: a risk free interest rate of 3.35 percent, an estimated volatility of 9.20 percent and no dividend yield. In addition, 25,000 incentive stock options were also granted to the president of Q5Group.  These options vest after 1 year and are exercisable at $1.00 per share and expire in 2020.  The estimated fair value of the options using the Black-Scholes option valuation method and assumptions above was $6,780, which was recorded as compensation expense.

On December 1, 2010, the Board granted an aggregate of 225,000 incentive stock options under the Plan to three executives for execution of personal guarantees on a line of credit for the Company.  The options had no vesting schedule, are exercisable at $1.00 per share and expire in 2020. The estimated fair value of the options of $19,643, included in selling, general and administrative costs in the statement of operations, was calculated using the Black-Scholes option valuation method with the following assumptions: a risk free interest rate of 3.95 percent, an estimated volatility of 8.50 percent and no dividend yield.

On December 31, 2010, the Board granted an aggregate of 100,000 incentive stock options under the Plan to a newly appointed executive for the Company.  The options had no vesting schedule, are exercisable at $1.00 per share and expire in 2020. The estimated fair value of the options of $14,780, included in selling, general and administrative costs in the statement of operations, was calculated using the Black-Scholes option valuation method with the following assumptions: a risk free interest rate of 4.13 percent, an estimated volatility of 8.60 percent and no dividend yield.

(F26)

The following represents the activity under the stock incentive plan as of December 31, 2010 and changes during the two years then ended:
Options	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2009	889,291	$1.40
Expired	289,291	$2.75
Outstanding at January 1, 2010	600,000	$0.75
Issued	925,000	$1.00
Outstanding at December 31, 2010	1,525,000	$0.90

On April 30, 2010, the Board granted an aggregate of 150,000 warrants to consultants.  The warrants are exercisable at $0.77 and expire on April 30, 2015.  The grant date estimated fair value of the warrants of $40,920, included in selling, general and administrative expenses on the statement of operations, was calculated using the Black-Scholes option valuation method with the following assumptions: a risk free interest rate of 4.36 percent, an estimated volatility of 8.9 percent and no dividend yield.

On December 1, 2010, the Board granted 70,000 warrants to a consultant.  The warrants are exercisable at $1.00 and expire on December 1, 2015. The grant date estimated fair value of the options of $1,134, included in selling, general and administrative expenses on the statement of operations, was calculated using the Black-Scholes option valuation method with the following assumptions:  a risk free interest rate of 3.95 percent, an estimated volatility of 8.5 percent and no dividend yield.

During the year ended December 31, 2010, a total of 900,000 warrants have been issued in connection with the issuance of 1,200,000 shares of Class B Convertible Preferred Stock. These warrants contained a beneficial conversion feature valued at $273,663, which was recorded as a deemed dividend to preferred shareholders.  Additionally, 158,940 warrants were issued as commission on the sale of these securities.

As discussed in the convertible debentures section of this note, 500,000 warrants were issued with convertible debentures.
The following represents the activity of warrants as of December 31, 2010, and changes during the year:
Options	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2010	0	0
Issued	1,778,940	$0.78
Outstanding at December 31, 2010	1,778,940	$0.78

Convertible Debentures and Derivative Liability:

On May 21, 2010, the Company issued a 9 percent senior secured convertible debenture in the principal amount of $350,000 with an 8 percent original issue discount of $28,000 (the “Debenture”). Interest is payable monthly. Beginning January 2011, monthly principal payments of $17,500 are due. The remaining balance at November 2011 of $175,000 is due in full. The debenture is convertible at a conversion value of $0.70 per share. The Debenture was issued with 500,000 detachable warrants with an exercise price of $0.77 and expire in five years and contain full-ratchet and other standard anti-dilution protections. The Debenture is subordinate to the Company’s line of credit, and is secured by all the Company’s assets. In connection with the Debenture issuance, the Company issued the debenture holder 40,000 shares of common stock for $40 and paid a commitment fee of $20,000.  Legal fees associated with the transaction totaled $18,000.

(F27)

The Company has accounted for these transactions in accordance with FASB ASC Topic 470-20 “Debt with Conversion and Other Options”. Due to the full-ratchet anti-dilution protection in the warrants, they are considered to be derivative instruments.  As such, the fair market value of the warrants of $86,950 was recorded as a debt discount and as a derivative liability.  Additional debt discounts included the original issue discount of $28,000, a commitment fee of $20,000, stock issue discount of $31,960, and a beneficial conversion feature of $183,090.  The intrinsic value of the beneficial conversion feature was calculated as the difference between the fair value of the Debenture if converted on the commitment date and the effective conversion price as stated in the debenture. The discounts totaling $350,000 are being amortized under the interest method over the term of the debenture and being recorded as interest expense.  During the year ended December 31, 2010, $12,736 of interest expense related to this convertible debenture has been recorded.

The derivative liability was adjusted at December 31, 2010  to the fair market value of the warrants of $71,650, with the resulting income of $15,300 being recorded as derivative income on the statement of operations.

Note 12 - Income Taxes:

Significant components of the income tax provision are summarized as follows:

	2010	2009
Current provision:
Federal	$32,123	$90,457
State	6,456	19,718
Deferred provision:
Federal	34,600	4,000
State	4,600	1,000
	$77,779	$115,175

A reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate on income before income taxes for the years ended December 31, 2010 and 2009 follows:

	2010	2009
Federal statutory rate	34.0%	34.0%
State income taxes, net of federal income tax benefit	4.5	4.5
Permanent differences	(4.2)	(7.1)
	34.3%	31.4%

(F28)

The Company provides for income taxes using the liability method in accordance with FASB ASC Topic 740 “Income Taxes”.  Deferred income taxes arise from the differences in the recognition of income and expenses for tax purposes.  Deferred tax assets and liabilities are comprised of the following at December 31, 2010 and 2009:

	2010	2009
Deferred income tax assets:
Accrued compensation	$33,000	$9,000
Trading securities	6,000	6,000
Intangible assets	0	28,000
Investment in equity-method investee	28,000	23,000
Total deferred tax assets	67,000	66,000
Less: valuation allowance	0	0
Deferred income tax assets	$67,000	$66,000

Deferred income tax liabilities:
Property and equipment	$(32,000)	$(5,000)
Intangible assets	(23,000)	0
Debt discount and derivative liability	(92,000)	0
Total deferred tax liabilities	$(147,000)	$(5,000)
Net deferred income tax assets:
Current	$39,000	$15,000
Non-current	(119,000)	46,000
	$80,000	$61,000

(F29)

Note 13 - Net (Loss) Income Per Share:

In accordance with FASB ASC Topic 260-1-50, “Earnings per Share”, and SEC Staff Accounting Bulletin No. 98, basic net income or loss per common share is computed by dividing net income or loss for the period by the weighted - average number of common shares outstanding during the period.  Under FASB ASC Topic 260-10-50, diluted income or loss per share is computed by dividing net income or loss for the period by the weighted - average number of common and common equivalent shares, such as stock options, warrants and convertible securities outstanding during the period.  Such common equivalent shares have not been included in the Company’s computation of net income (loss) per share when their effect would have been anti-dilutive based on the strike price as compared to the average trading price or due to the Company’s net losses attributable to common stockholders.

	2010	2009

Basic:
Numerator –net (loss) income available to common stockholders	$(124,754)	$251,588
Denominator – weighted – average shares outstanding	7,201,699	5,926,438
Net (loss) income per share – Basic	$(0.02)	$0.04

Diluted:
Numerator – net (loss) income available to common stockholders	$(124,754)	$251,588
Denominator - weighted – average shares outstanding	7,201,699	5,926,438
Assumed conversion of Class A preferred stock	0	560,746
	7,201,699	6,487,184
Net (loss) income per share – Diluted	$(0.02)	$0.04
Incremental common shares (not included due to their anti-dilutive nature)
Stock options	1,525,000	600,000
Stock warrants	1,778,940	0
Convertible debt	500,000	0
Convertible preferred stock	1,200,000	0
	5,003,940	600,000

(F30)

Note 14 - Commitments and Contingencies:

The Company is obligated under various operating leases for office space and automobiles and is obligated under non-cancelable contracts with job search firms.

The future minimum payments under non-cancelable operating leases and non-cancelable contracts with initial remaining terms in excess of one year (including the related party lease), as of December 31, 2010, are as follows:

Year Ending December 31,	Required Payments
2011	$347,889
2012	170,263
2013	0
Thereafter	0
$518,152

Expenses for operating leases during 2010 and 2009 were approximately $187,130 and $171,174, respectively.

The Company has a three percent ownership interest in a limited liability company that owns approximately 33 percent of the building the Company leases office space from in Charlotte, North Carolina.  Additionally, an individual stockholder of the Company owns approximately 30 percent of the same limited liability company.  Rent expense pertaining to this operating lease during 2010 and 2009 was approximately $123,907 and $151,693, respectively.

Note 15 - Employee Benefit Plan:

The Company has a 401(k) plan which covers substantially all employees.  Plan participants can make voluntary contributions of up to 15 percent of compensation, subject to certain limitations.  Under this plan, the Company matches a portion of employee deferrals.  Total company contributions to the plan for the years ended December 31, 2010 and 2009 were approximately $26,600 and $10,254, respectively.

Note 16 - Advertising:

The Company expenses advertising costs as incurred.  Advertising expenses for the years ended December 31, 2010 and 2009 were $9,026 and $4,615, respectively.

Note 17 - Major Customers:

Approximately 50 and 71 percent of total revenues were earned from the Company’s top three customers for the years ended December 31, 2010 and 2009, respectively.

(F31)

Note 18 - Segment Information:

FASB ASC Topic 280, “Segment Reporting”, establishes standards for reporting information regarding operating segments in annual financial statements.  Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group in making decisions on how to allocate resources and assess performance.  The Company’s chief operating decision-maker, as defined under FASB ASC Topic 280, is the Company’s chief executive officer.  Based on the information reviewed by its chief executive officer, the Company operates in one business segment.

Note 19 - Pro-Forma Financial Information:

The following unaudited pro-forma data summarizes the results of operations for the years ended December 31, 2010 and 2009, as if the purchase of Peoplesource, Inc., Intronic Solutions Group, LLC and Q5Group, Inc. had all been completed January 1, 2009.  The pro-forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place on January 1, 2009.

	December 31, 2010		December 31, 2009
Net revenues	$20,639,195		$15,360,383
Operating income	104,341		170,321
Net (loss) income per share – basic	(0.03	) *	0.02
Net (loss) income per share- diluted	(0.03	) *	0.02

Revenue contributed for the twelve month period ended December 31, 2010 from the Peoplesource, Inc. acquisition accounted for $2,326,736 with income before taxes of $314,458.  Revenue contributed for the twelve month period ended December 31, 2009 from the Peoplesource, Inc. acquisition accounted for $2,138,237 with income before taxes of $109,370.

Revenue contributed for the twelve month period ended December 31, 2010 from the Intronic Solutions Group, LLC acquisition accounted for $5,094,352 with income before taxes of $311,760.  Revenue contributed for the twelve month period ended December 31, 2009 from the Intronic Solutions Group, LLC acquisition accounted for $3,779,521 with a net loss before taxes of $112,065.

Revenue contributed for the twelve month period ended December 31, 2010 from the Q5Group, Inc. acquisition accounted for $2,653,895 with an operating loss before taxes of $209,395.  Revenue contributed for the twelve month period ended December 31, 2009 from the Q5Group, Inc. acquisition accounted for $611,407 with a net loss before taxes of $108,164.

* - accounts for a deemed dividend related to the preferred stock issuance, which creates a Net loss.

(F32)

15,869,197 Shares

Common Stock

PREMIER ALLIANCE GROUP, INC.

PROSPECTUS

May __, 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

            We agreed to register the re-offer and re-sale of the shares of our common stock covered by this prospectus by filing the registration statement that this prospectus is a part under the Securities Act and the securities laws of the states. We agreed to pay all the expenses and fees incurred in connection with the preparation, filing and modification or amendment of the registration statements except for selling commissions. These expenses are estimated as follows:

SEC registration fee	$1,861.00
Accounting fees and expenses	$5,000.00
Legal fees and expenses	$25,000.00

Total	$31,861.00

Item 14. Indemnification of Directors and Officers

Nevada corporation law provides that:

(a)
a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful;

(b)
a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper; and

(c)
to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Item 15.  Recent Sales of Unregistered Securities.

The following is a summary of sales of our securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”) during the last three years.

In August 2009, we issued an aggregate of 50,000 shares to Cary Sucoff and Francis Anderson, pursuant to a consulting agreement with Equity Source Partners, a registered broker-dealer, as compensation for consulting services rendered. The shares of common stock were issued pursuant to Section 4(2) of the Securities Act.

In October 2009, we purchased substantially all of the assets of PeopleSource, Inc., a North Carolina corporation (“PeopleSource”) pursuant to an Asset Purchase Agreement.  Pursuant to the Agreement, we issued to PeopleSource shareholders 153,846 shares of our common stock, equal to $100,000 based on the closing price of the common stock of $0.65 on the closing date. The shares of common stock were issued pursuant to Section 4(2) of the Securities Act.

In April 2010, we purchased substantially all of the assets of Intronic Solutions Group, LLC, a Kansas limited liability company (“Intronic”) pursuant to an Asset Purchase Agreement.  Pursuant to the Agreement, we issued to Intronic shareholders 795,455 shares of our common stock, equal to $700,000 at a per share price of $0.88. The shares of common stock were issued pursuant to Section 4(2) of the Securities Act.

In April 2010, we issued an aggregate of 150,000 warrants to Cary Sucoff and Patrick Kolenik, pursuant to respective consulting agreements, as compensation for consulting services rendered. The warrants are exercisable at $0.77 per shares and were issued pursuant to Section 4(2) of the Securities Act.

In May 2010, we sold to a certain accredited investor a $350,000 9% Secured Convertible Note (the “Note”), and (b) share purchase warrants. Terms and conditions of the Note included (a) an original issue discount of 8% for an aggregate purchase price of $322,000, (b) 9% interest per annum, (c) maturity eighteen (18) months following May 21, 2010 (the “Maturity Date”), (c) security interest in certain life insurance policies insuring three of our executive officers, (d) convertible into shares of our common stock at any time prior to the Maturity Date at an initial price per share equal to $0.70 (the “Conversion Price”), and (e) customary full-ratchet anti-dilution provisions. The warrants entitle the investor to purchase shares of our common stock equal to 100% of the number of shares issuable upon full conversion of the Note at the Conversion Price and are exercisable at a price of $0.77 per share.  We received gross proceeds from the sale of the Note and warrants of $322,000, including the original issue discount, and paid $10,500 in commissions for net proceeds of $311,500.   In addition, in connection with the issuance of the Note, we sold 40,000 shares of our common stock to the investor at a purchase price of $.001 per share.  The sale of the Note, warrants, and common stock was made pursuant to Sections 4(2) and Regulation D under the Securities Act.

In June and December 2010, respectively, we closed two private placements and sold an aggregate of 15 units of our securities.  Each unit consisted of 80,000 shares of our Series B preferred stock and 60,000 warrants.  Accordingly, we issued an aggregate of 1,200,000 shares of Series B preferred stock and 900,000 warrants to investors.  We sold the units to accredited investors, as that term is defined in Rule 501 of the Securities Act, pursuant to Regulation D of the Securities Act and Regulation D thereunder.   Based on the purchase price of $56,000 per unit, we raised gross proceeds of $840,000, and paid commissions totaling $67,200 and issued 158,940 warrants to registered securities brokers for net proceeds of $772,800.

In August 2010, we acquired all of the capital stock of Q5Group, Inc., a California corporation (“Q5”) and merged with Q5, whereby we were the surviving entity and Q5 ceased to exist.   As part of the consideration paid to Q5, we issued to Q5 shareholders 500,000 shares of our common stock, equal to $500,000 based on the five-day average closing price of our common stock five days prior to the closing, or $1.00.

In December 2010, we issued 70,000 warrants to Richard Siskey as compensation for consulting services rendered.  The warrants are exercisable at $0.77 per share and were issued pursuant to Section 4(2) of the Securities Act.

In March 2011, we issued 240,000 warrants Patrick Kolenik as compensation for consulting services rendered. The warrants are exercisable at $0.77 per share and were issued pursuant to Section 4(2) of the Securities Act.

In March 2011, we entered into and closed a Securities Purchase Agreement to issue and sell to two accredited investors an aggregate of 2,380,952 shares of our Series C Preferred Stock and warrants to purchase 7,142,856 shares of our common stock exercisable at $0.77 per share. Based on the aggregate purchase price of $5,000,000, we received gross proceeds of $5,000,000 and paid cash commissions totaling $650,000 to a placement agent, for net cash proceeds of $4,350,000.  We also issued warrants to purchase 714,285 shares of our common stock to the placement agent, and warrants to purchase 370,000 shares of our common stock to two registered securities brokers.  The Series C Preferred Stock and the warrants were offered and sold without registration under the Securities Act in reliance on the exemptions provided by Section 4(2) of the Securities Act and Regulation D thereunder.

In April 2011, the holder of our Note, as described above, converted $17,500 of the Note and we issued to the holder 25,000 shares of our common stock. The shares of common stock were issued pursuant to Section 4(2) of the Securities Act.

Item 16. Exhibits

Exhibit No.	Description

3.1	Articles of Incorporation (incorporated by reference to exhibit 3.1 to the Registration Statement on Form 10SB12G filed with the Commission on December 10, 2003).

3.2	Amended and Restated Bylaws (incorporated by reference to exhibit 3.1 to the Current Report on Form 8-K filed with the Commission on February 1, 2011).

4.1	Amended and Restated Certificate of Designation of Series C Preferred Stock (incorporated by reference to exhibit 4.1 to the Current Report on Form 8-K filed with the Commission on March 7, 2011).

4.2	Form of Series C Warrant (incorporated by reference to exhibit 4.2 to the Current Report on Form 8-K filed with the Commission on March 7, 2011).

4.3	Form of Unit Warrant issued in connection with the Unit Placement (incorporated by reference to exhibit 4.1 to the Registration Statement on Form S-3/A with the Commission on August 5, 2011).

4.4	Form of Unit Agent Warrant issued in connection with the Unit Placement (incorporated by reference to exhibit 4.4 to the Registration Statement on Form S-3/A with the Commission on August 5, 2011).

4.5	Form of Consulting Warrant (incorporated by reference to exhibit 4.3 to the Registration Statement on Form S-3/A with the Commission on August 5, 2011).

5	Opinion of Law Offices of Michael H. Freedman, PLLC.

23.1	Consent of Scharf Pera & Co, PLLC.

23.2	Consent of Law Offices of Michael H. Freedman, PLLC (included in Exhibit 5.1).

24	Power of Attorney (included on signature page).

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(a)(1) To file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a) (3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)
To include any additional or changed material information on the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act that are incorporated by reference in this Registration Statement or are contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2) For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement relating to the securities then being offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

If the undersigned Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of this Registration Statement, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness; provided , however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

 (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina on June 8, 2011.

PREMIER ALLIANCE GROUP, INC.

By:	/s/ Mark S Elliott
Mark S. Elliott
President, Principal Executive, Financial and Accounting Officer

KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signatures appear below, constitute and appoint Mark S. Elliott as their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their names, places, steads, in any and all capacities, to sign this Registration Statement to be filed with the Securities and Exchange Commission and any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, thereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 8th day of June 2011.

Signature	Title

/s/ Mark S. Elliott	President, Principal Executive, Financial, and Accounting Officer, and Director
Mark S. Elliott

/s/ Robert N. Yearwood	Executive Vice President and Director
Robert N. Yearwood

/s/ Kevin J. Hasenfus	Executive Vice President and Director
Kevin J. Hasenfus

/s/ Gregory C. Morris	Director
Gregory C. Morris

/s/ Robert W. Yarbrough_ _______________________	Director
Stephen W. Yarbrough

/s/ Patrick Kolenik______________________________
Patrick Kolenik	Director